UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of October 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Financial Results

9M2005

Investor Relations Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

Reuters: EDP.LS	/ EDP.N
Bloomberg: EDP	PL / EDP US

Lisbon, 27 October 2005

EDP - Energias de Portugal, S.A. Headquarters: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

9M2005 Performance

Results Summary (€ m)	9M2005	9M2004	Δ%
Gross Profit	2,844.8	2,539.7	12.0%
Operating Costs	1,463.3	1,344.2	8.9%
EBITDA	1,381.5	1,195.5	15.6%
EBIT	766.5	672.0	14.1%
Net Profit	353.4	278.1	27.1%

Net Debt	9,024.3	7,480.4	20.6%

Operating Data	9M2005	9M2004	Δ
Electricity:

Installed Capacity (MW)	11,933	11,226	+708 MW
Generation (GWh)	33,090	31,515	5.0%
Distribution (GWh)	56,461	53,666	5.2%
Retail (GWh)	54,705	52,540	4.1%
Clients (thousand)	9,422	9,237	+186 th

Gas:
Distribution (GWh)	16,322	16,565	-1.5%
Retail (GWh)	13,538	11,755	15.2%
Clients (thousand)	575	561	+15 th

Employees (Group)	14,807	17,058	-2,251

In the 9M2005, EDP Group’s EBITDA and Net Profit increased 15.6% and 27.1% reflecting the full control of HC Energia - which benefited from the high pool prices - and a strong operating performance in our Brazilian activities.

EDP benefited from an increase in installed capacity and from high growth in Iberian energy markets

In the last 12 months EDP brought into service 841 MW of new generation capacity in the Iberian market, which in the period showed a strong demand growth: 6.8% in Portugal and 5.2% in Spain. The new capacity in Iberia includes the Ribatejo II CCGT (392 MW), Venda Nova II hydroelectric power plant (192 MW), 4 wind farms and 2 repowerings (196 MW) and other special regime projects (61 MW).

The full control of HC Energia allowed EDP, in 9M2005, to balance its short generation position in Portugal with HC Energia’s long generation position in Spain

The context of high pool prices benefited EDP Group’s liberalised generation and supply activities in Iberia. Even though the Portuguese liberalised generation and supply activities were affected by the increase in pool prices, given a short generation position that had to be covered by electricity acquisition in the Spanish pool, HC Energia’s long generation position in the Spanish market enabled EDP Group to more than compensate its exposure in the Portuguese liberalised market.

Domestic distribution activity was affected by the hike in fuel costs

Despite the strong increase in electricity demand, EDP Distribuição was penalised by an increase in electricity purchase costs, namely high fuel costs, which will be passed through to tariffs in the subsequent years.

Brazilian activities delivered a sound contribution to EDP Group’s operating performance

Operations in Brazil continued to post strong growth following tariff increases and a 3.1% consumption growth in our concession areas. In July 2005, following an Initial Public Offering, the shares of Energias do Brasil were listed on Novo Mercado of the Bovespa. This operation will allow the company to strengthen substantially its capital structure and enhance the company’s ability to take advantage of new opportunities in the Brazilian electricity sector.

Strong EBITDA and Net Profit despite one-off provisions following conservative accounting practices

- At EDP level, a €150m provision was accounted to cover for the very unlikely event that HC Energia’s share of the Spanish tariff deficit is not recovered;

- EDP booked a €76m financial provision related with the value of a derivative contracted to hedge the effect of interest rate changes on the NPV of the CMECs. Once the CMECs become effective, with the start of the MIBEL, this provision will be reverted.

Income Statement and Balance Sheet

The financial statements presented in this document are non-audited. 2004 figures are pro-forma.

Consolidated Income Statement (€ m)	9M2005	9M2004	Δ%
Electricity Sales	6,547.4	4,875.0	34.3%
Other Sales	436.6	171.9	154.0%
Services Provided	439.2	398.5	10.2%
Operating Revenues	7,423.2	5,445.5	36.3%

Electricity & Gas	3,741.5	2,492.9	50.1%
Fuel	809.1	371.5	117.8%
Materials and goods for resale	27.9	41.3	-32.6%
Direct Activity Costs	4,578.4	2,905.8	57.6%

Gross Profit	2,844.8	2,539.7	12.0%
Gross Profit/Revenues	38.3%	46.6%	-8.3%

Supplies and services	604.2	456.3	32.4	%(1)
Personnel costs	423.1	420.3	0.7%
Costs with social benefits	76.9	272.3	-71.8	%(2)
Concession fees	154.3	142.1	8.6%
Other operating costs (or revenues)	204.8	53.3	284.0	%(3)
Operating costs	1,463.3	1,344.2	8.9%

EBITDA	1,381.5	1,195.5	15.6%
EBITDA/Revenues	18.6%	22.0%	-3.3%

Depreciation and amortisation	676.6	580.4	16.6%
Comp.of subsidised assets’ depreciation	(61.7)	(57.0)	-8.3%

EBIT	766.5	672.0	14.1%
EBIT/Revenues	10.3%	12.3%	-2.0%

Financial income/(expense)	(229.4)	(225.9)	-1.5%
Amortisation of concession rights	(29.5)	(32.0)	7.8%

Discontinued Activities	49.5	—	—	(4)

Pre-tax profit	557.2	414.1	34.6%

Income taxes and deferred taxes	155.8	125.2	24.4%

Minority interests	47.9	10.8	344.4%

Net Profit	353.4	278.1	27.1%

Assets (€ m)	9M2005	YE2004
Fixed assets	17,561.0	17,116.7
Intangible assets, net	2,882.7	2,987.5
Tangible assets, net	13,222.4	12,628.0
Financial Investments, net	1,455.9	1,501.2

Other assets	3,872.0	2,968.4
Inventories	174.9	168.6
Accounts receivable - trade, net	1,514.6	1,184.9
Accounts receivable - other, net	1,693.6	1,324.6
Cash and cash equivalents	488.8	290.4

Deferred Tax	1,329.6	1,155.3

Total assets	22,762.6	21,240.5

Shareholders’ equity (€ m)	9M2005	YE2004
Share capital	3,656.5	3,656.5
Own shares	(40.0)	(31.7)
Earnings and other reserves	524.2	413.0

Shareholders’ equity	4,140.8	4,037.9

Minority interest	1,092.7	743.9
Hydrological correction account	245.9	364.2

Liabilities (€ m)	9M2005	YE2004
Provisions	2,257.3	2,290.3

Financial Debt	9,784.1	9,161.1
Short-term debt & current portion of long-term debt	1,823.1	1,975.1
Long-term debt	7,961.1	7,186.0

Other liabilities	4,629.1	4,068.8
Accounts payable - trade, net	4,489.2	3,860.4
Accounts payable - other, net	139.8	208.3

Deferred Tax	612.6	574.3

Total liabilities	17,283.1	16,094.5

Total liabilities and shareholders’ equity	22,762.6	21,240.5

Notes:

(1)	The 9M2005 S&S include IT services to our IT department (“GSI”). Following the sale of Edinfor (previously owned by EDP) we started booking the services provided by that company as S&S rendered by an external entity.
(2)	The 9M2004 includes a €192m cost (NPV) related to the Human Resources Restructuring Program (HRRP) negociated with ERSE (€87m for the 2003 HRRP and €105m for the 9M2004 HRRP), and €14m of incentives mostly related to the anticipation to the retirement age programme.
(3)	Other operating costs or revenues include an extraordinary provision of €150m for the Spanish tariff deficit, a capital gain of €8m from the sale of REE and a €12m capital gain on the transfer to EDP’s pension fund of a 2.01% stake in BCP.
(4)	The 9M2005 includes a €35m capital gain, at EDP Group level, relative to the sale of Comunitel and a €15m capital gain on the sale of 60% of Edinfor.

EBITDA Overview

EBITDA (€ m)	9M2005	9M2004	Δ%
EDP Produção	578.2	635.7	-9.1%
EDP Comercial	(38.8)	(5.0)	-668.7%
Enernova & EDP Bioeléctrica	14.3	12.2	17.5%
EDP Distribuição	317.6	313.8	1.2%
HC Energia (1)	417.9	109.3	282.5%
Brazil	272.5	145.7	87.0%
Oni	15.5	5.4	187.1%
Other & Adjustments	(195.8)	(21.6)	-806.7%

Consolidated	1,381.5	1,195.5	15.6%

• Regardless of the positive evolution of the binding generation gross profit following an increase in the PPA capacity charge and the efficient fuel procurement at EDP Produção, the company’s EBITDA fell 9.1%. The output of EDPP’s power plants operating in the non-binding system amounted to 3,553 GWh while EDP Comercial, the Group’s arm that targets electricity clients in the liberalized segment, sold 4,566 GWh. The Group’s short position in the Portuguese liberalized market is covered by electricity acquisitions made by EDPP in the Spanish pool. The performance of these activities during the period reflects the combined impact of the high pool prices experienced in 2005 and the nature of some of the contracts entered into by EDPC with its clients that do not allow for the full adjustment of final prices to sudden hikes in the electricity cost. EDPC is undergoing a process of renegotiation of contracts with its clients in light of the current and expected evolution of electricity pool prices. This effect will also be mitigated with the start of operations of the third 392 MW unit of the Ribatejo CCGT that will operate in the non-binding system.

• In contrast HC Energia is long in generation and the Group’s “Iberian Hedge” becomes evident. HC Energia generated 11,435 GWh and provided 4,041 GWh of electricity to its clients. The company’s EBITDA was propelled by the hike of pool prices in its generation activity. In addition, HC Energia’s EBITDA also benefited from the capital gain (€32m) on the sale of 3% in REE, in April 2005 and the fact that EDP is fully consolidating HC Energia’s P&L for the first time in 2005.

• Despite the strong increase in demand, EDP Distribuição’s gross profit was penalised by the fuel prices’ increase that affected the energy acquisition activity (note that these costs are passed-through to tariffs in the following year). Operating costs decreased 23.6%, as the 9M2004 includes costs with 2003/04 HR Programme, from which EDPD is now bearing fruits. All in all, EDP Distribuição’s EBITDA improved 1.2%.

• Brazil continued to provide strong growth. All Brazilian activities presented strong EBITDA increases in the 9M2005, following higher electricity sales in the distribution and supply activities, higher tariffs following the positive impacts of the annual tariff adjustments and lower electricity purchase costs than those established by regulation (note that these deviations are passed-through to tariffs in the following year). After the corporate restructuring, the IPO and a private placement of 2.2%, EDP reduced its stake in Energias do Brasil to 62.4%.

• Oni’s EBITDA increased more than threefold, as a result of an improvement of the gross profit and a strict control of personnel costs and supplies & services - other than those related to client’s acquisition and retention. In September 2005, Oni concluded the sale of Comunitel.

• Other and adjustments include -€23m related to the adjustment of the capital gain from the sale of REE (reflecting the difference between EDP accounts – sale price against market value – and HC Energia accounts – sale price against book value), a €12.4m capital gain on the transfer of a 2.01% stake in BCP to EDP’s pension fund and the creation of a one-off provision of €150m related to the Spanish tariff deficit.

(1)	40% in the 9M2004

Capex

CAPEX (€ m)	9M2005	9M2004	Δ%
EDP Produção	103.9	141.3	-26.5%
EDP Comercial	0.7	1.1	-39.4%
Enernova & EDP Bioeléctrica	17.0	37.3	-54.5%
EDP Distribuição	204.7	192.7	6.2%
HC Energia (1)	174.5	72.0	n.a.

Iberian Energy	500.8	444.4	12.7%

Brazil	312.1	208.4	49.8%
Telecoms	27.1	20.6	31.6%
Other	5.5	18.9	-70.8%

Total	845.6	692.3	22.1%

• The EDP Group’s capital expenditures amounted to €845.6m in the 9M2005, an increase of 22.1% year-on-year, mainly due to i) construction works of the third 392 MW unit at the Ribatejo CCGT, after the completion of its second unit, ii) investments in the Portuguese distribution grid, iii) the construction of the Peixe Angical power plant in Brazil, iv) investments related to the mandatory universal connection programme of all low voltage consumers in Brazil, and v) the full consolidation of HC’s operating investment in 2005.

• At EDPP, the operating investment decrease of 26.5% is explained by the end of the construction of the second unit of the Ribatejo CCGT, with the third unit of this power plant, which started industrial tests in September, representing approximately 50% of total capex in the period. As of September 2005, €119.2m were already invested in this unit, of which €44m in the 9M2005. Total investment is expected to reach €197m by 2006. In addition, EDPP continued the works to reduce SO2 and NOx emissions at Sines power plant (€16.4m), concluded the construction of Venda Nova II in August 2005 (€6.0m) and started the project for the 170 MW of Baixo Sabor hydro power station (€2.8m).

• In the 9M2005, 92% of EDPD’s capex was allocated to the distribution network in order to improve the quality of service. Investment in the distribution grid rose 4.2% year-on-year, which along with favourable weather conditions and despite interruptions caused by summer fires (a 9 min. impact in EIT) enabled an 11.4% improvement of Equivalent Interruption Time (from 149 min. in the 9M2004 to 132 min. in the 9M2005).

• Almost 60% of HC’s capex was allocated to special regime projects, more specifically to wind farms. Wind capacity during 2005 is expected to increase by 140 MW, which represents a total investment for the year of approximately €120m. In the 3Q2005, Las Lomillas (50 MW – 50% held by Genesa) and La Sotonera (19 MW) started their operations and in the 4Q2005 the following wind farms are expected to commence operations: La Brújula (74 MW-November); and El Boquerón (22 MW-November). Additionally, HC continued the environmental investments (€10.1m in the 9M2005) to reduce the SO2 and NOx emissions at Aboño and Soto, in order to comply with EU directives until the end of 2007. Total estimated investment in relation to this project for the 2005-2007 period amounts to approximately €140m.

• Investment in Peixe Angical hydro power plant (452 MW) totalled to R$494.0m (€185.0m) in the 9M2005 and represented 60% of Brazil capex in the period. EDP expects to invest a total of R$540m in 2005 and a further R$186m in 2006, when it should start operations. Note that this figure corresponds to 100% of the project, of which EDP owns 60%. The project is also being financed through a R$670m loan from BNDES. Capex in Brazil also includes a total of R$107.0m (€40.1m) related to the mandatory universal connection programme – “Universalização” – to all low voltage consumers, in the concession areas of Bandeirante, Escelsa and Enersul.

(1)	40% in the 9M2004

Cash Flow

Operating Cash Flow by Business Area (€ m)	9M2005	9M2004	Δ%
EDP Produção	475.2	594.6	-20.1%
EDP Comercial	(34.2)	(27.3)	-25.6%
Enernova & EDP Bioeléctrica	16.3	10.1	60.6%
EDP Distribuição	286.8	395.6	-27.5%
HC Energia	226.1	136.0	66.2%
Brazil	227.4	195.2	16.4%
Oni	16.8	15.7	7.1%
Hydro Correction	(123.9)	(17.8)	—
Other	(19.5)	(8.9)	-117.7%

EDP Group Operating Cash Flow	1,071.0	1,293.3	-17.2%

Consolidated Cash Flow (€ m)	9M2005
Net Profit	353.4
Depreciation	676.6
Compensation of subsidised assets’ depreciation	(61.7)
Concession rights’ amortisation	29.5
Net provisions	(4.2)
Interest hydro account	5.6
Forex differences	(63.2)
Income equity method	(29.0)
Deferred taxes	(77.1)
Minority interests	47.9
Provision for the Spanish tariff deficit	150.0
Other adjustments	66.4
Net financial interest and other financial costs	213.1

Operating Cash Flow before Working Capital	1,307.5

Change in operating working capital	53.1
Hydro correction	(123.9)
Tariff deficit in Spain	(165.7)

Operating Cash Flow	1,071.0

Capex	(845.6)

Net Operating Cash Flow	225.4

Divestments of fixed assets	381.8
Net financial investments	(155.1)
Net financial interest and other financial costs	(213.1)
Dividends paid	(336.0)
Other non-operating changes	(392.6)

Decrease/(Increase) in Net Debt	(489.6)

Operating Cash Flow per Business Area (€ m)

475
-34
16
287
226
227
17
-124
-19
1,071
EDPP
EDPC
Renew.
EDPD
HC
Brazil
Oni
Hydro Correct.
Other
EDP Group

FFO + Net Interests / Net Interests

5.7
4.4
9M2004
9M2005

FFO / Net Debt *

28.2%
19.0%
9M2004
9M2005

*annualised

EBITDA / Net Interests

5.4
5.5
9M2004
9M2005

Net Debt / EBITDA *

3.1
3.3
9M2004
9M2005

*annualised

Financial Debt and Provisions for Social Benefits

Financial Debt (€ m)	9M2005	2004
EDP S.A. and EDP Finance BV	7,121.5	5,553.0

EDP Produção	30.4	33.9
EDP Comercial	—	—
Enernova & EDP Bioeléctrica	15.7	17.0
EDP Distribuição	—	—

HC Energia	520.2	1,621.1

Brazil	1,051.0	731.4

Oni	388.6	622.5

Other	17.2	42.4

Sub-Total	9,144.6	8,621.3

OPTEP Derivative (Liability)	315.0	315.0
Fair Value on Hedged Debt	99.6	107.6
Accrued Interests on Debt	225.0	117.3

Total Financial Debt	9,784.1	9,161.1

Cash and cash equivalents	488.8	290.4
OPTEP Derivative (Asset)	271.0	336.0

EDP Consolidated Net Debt	9,024.3	8,534.7

Net Debt Allocation (€ m)	9M2005	2004
Internal + External Debt

EDP Produção	1,919.5	2,168.5
EDP Comercial	124.9	89.1
Enernova & EDP Bioeléctrica	185.4	127.9
EDP Distribuição	1,454.5	1,339.5
HC Energia	1,610.0	1,711.3
Brazil	913.2	912.0
Oni	456.5	703.9

EDP SA & adjustments	2,360.3	1,482.4

EDP Consolidated Net Debt	9,024.3	8,534.7

Provisions for Social Benefits (€ m)	9M2005	2004
Pensions	1,160.5	1,267.1
Medical Care	741.8	728.4

Total	1,902.4	1,995.4

(1)	Nominal Value

Debt Ratings

	S&P	Moody’s	Fitch
SA & BV	A/Neg/A-1	A2/Stab/P-1	A/St/F1

HC		A3/St/P-2	BBB+/Pos/F2

Bandeirante		Ba3/St

Escelsa	B+/Neg	B2/Neg

Investco		Ba1/St

• The EDP Group’s total net debt increased by €489.6m, vis-à-vis YE2004, to €9,024.3m, following:

i) a decrease in operating cash flow and a higher capex level. The decrease in cash flow is mainly explained by the hydro correction payment to REN of €123.9m following a very dry period, and also due to lower cash flows from the Portuguese liberalised Generation and Supply activities, as well as from the Distribution business, which were affected by high electricity costs;

ii) the financing by HC of €165.7m of the Spanish tariff deficit;

iii) financial investments of €155m, which consisted in the purchase of 46.625% of Portgás (€85m) (EDP already signed an agreement to increase its stake in the company from 60% to 72%), an additional 20% stake in Turbogás (€52m) (increasing EDP’s stake to 40%) and the purchase of 2 wind farms with 53 MW in the pipeline (€18m);

iv) the payment of the 2004 annual dividend of €336.0m;

v) the forex effect on the net debt of our Brazilian subsidiary following the strong valuation of the Real (an increase o approximately €200m in net debt);

Offset by:

i) the sale of non-core assets (€382m), namely 3% of REE (€76m), 60% of Edinfor (€81m), 99.93% of Comunitel (€204m) and an office building to REN (€21m); and

ii) the proceeds from the IPO of Energias do Brasil (R$500m or €187m);

• It is important to note that the replacement of HC Energia’s long term financial debt with inter-company loans explains the swing in the external financial debt at the Holding level and at HC Energia. This debt restructuring process, concluded at the beginning of 2005 with the replacement of €1,375m, will result in consolidated financial expense savings estimated at €6m per year.

Consolidated Financial Income/(Expense)

Financial Results (€ m)	9M2005	9M2004	Δ%
Income from group&associated cos.	29.0	10.1	186.0%
Investment income	30.1	9.0	234.3%
Financial Investments Gains/(Losses)	59.1	19.1	208.7%
Net financial interest paid	(250.5)	(222.8)	-12.4%
Net foreign exchange differences	63.2	4.3	—
Other	(101.3)	(26.6)	—
Financing Gains/(Losses)	(288.5)	(245.1)	-17.7%

Financial results	(229.4)	(225.9)	-1.5%

Income from Equity Method (€ m)	9M2005	9M2004	Δ%
REN (30%)	2.0	(9.4)	—
Edinfor (40%)	(5.9)	—	—
Portgás (60%)	5.7	—	—
CEM (22%)	8.6	8.1	7.0%
Turbogás (40% in 2005/20% in 2004)	9.3	5.1	83.4%
DECA II (EEGSA (21%))	5.8	1.9	200.8%
HC’s subsidiaries	1.9	2.1	-11.7%
Other	1.6	2.4	—

Total	29.0	10.1	186.0%

Note 1: The 9M2004 equity contribution from REN, now presented, changed from last year’s reported figure, as the consequence of the application of the IFRS to REN’s accounts. In accordance with the IFRS conceptual framework, regulatory assets or liabilities, among other, are not recognised, resulting in an adjustment of -€23.0m to the equity contribution of REN.

Amort. of rights and concession (€ m)	9M2005	9M2004	Δ%
EBE	6.7	6.6	0.5%
IVEN (Escelsa/Enersul)	17.1	16.2	5.1%
Comunitel	3.3	2.9	11.9%
Oni	2.5	2.5	-2.9%
Edinfor (goodwill impairment)	—	3.6	—

Total	29.5	32.0	-7.8%

Note 2: Under IAS, goodwill ceases to be amortised in the P&L, and the underlying assets become subject to an impairment test .

Financial results were influenced by:

Higher contribution from “Income from group and associated cos.”, up €18.8m on the back of the following positive impacts: i) a €2.0m equity contribution from REN, as a consequence of the dividends received from GalpEnergia (18.3% owned by REN); ii) the initial consolidation of Portgás (+€5.7m), a gas distribution company, 60% owned by EDP since December 2004; iii) the increase of EDP’s stake in Turbogás from 20% to 40% (+€4.2m) and; iv) EEGSA (+€3.9m) and CEM (+€0.6m). This was mitigated by the negative contribution from Edinfor (-€5.9m) that started to be equity consolidated as from January 2005 after the sale of 60% of the company to LogicaCMG.

Additional “Investment Income” of €21.1m due to i) the dividends received from GalpEnergia (14.27% owned by EDP), which amounted to €23.7m in the 9M2005, whereas in 2004 the company only distributed dividends in the 4Q; ii) lower dividends received from MillenniumBCP (€5.0m 9M2005 vs. €8.5m 9M2004), following the early distribution of part of the 2004 dividend in the 4Q2004. This year, MilleniumBCP communicated the intention to distribute an interim 2005 dividend of €0.033 per share in October, which for EDP will amount to an extra €2.5m in Investment Income in the 4Q2005.

“Net financial interest paid” went up 12.4% reflecting i) the full consolidation of HC Energia debt (previously 40% consolidated) in the 9M2005 (+€41.2m), ii) mitigated by the decrease in the average cost of debt from 4.11% to 3.90% (-€13.5m).

“Net foreign exchange differences” in the 9M2005 were driven by the effect of the 19% appreciation of the Brazilian Real against the US Dollar on the dollar denominated debt in Brazil versus a 1% appreciation in the 9M2004.

The “Other” financial gains and losses in the 9M2005 include a €76m financial provision related with a derivative contracted by EDP to hedge the effect of interest rate changes on the NPV calculation of the CMEC. This provision will be reverted at the time of the start of the MIBEL and the CMECs come into effectiveness.

(1)	Net Forex Differences in chart were adjusted for hedge instruments accounted in “Other”

Business Areas

Electricity Generation in Portugal

Electricity Generation (GWh)	9M2005	9M2004	Δ%
Hydroelectric (PES) (1)	2,991	6,738	-55.6%
Thermoelectric (PES) (1)	11,392	8,555	33.2%
Binding Generation	14,383	15,292	-5.9%

Hydroelectric (NBES) (2)	90	277	-67.5%
TER CCGT (NBES) (2)	3,463	2,027	70.8%

Non-Binding Generation	3,553	2,304	54.2%

Small hydro	57	94	-38.9%
Cogeneration	509	529	-3.8%
Wind farms	227	142	60.0%
Biomass	37	36	4.6%

Special Regime Producers	830	800	3.7%

Total EDP generation	18,766	18,397	2.0%

Pego thermal power station (PES) (1)	3,681	3,221	14.3%
Tapada thermal power station (PES) (1)	4,923	4,748	3.7%
Alqueva hydroelectric power station	58	58	—
Auto-producers (IES) (3)	3,896	2,654	46.8%
Import / (Export) net	4,742	5,130	-7.6%
Direct sales to ind. clients (incl. in Cogen.)	(182)	(398)	54.2%
Pumping	(395)	(349)	-13.1%
Gross demand	35,490	33,461	6.1%

Synchronous compensation	(22)	(28)	19.9%
Own consumption - generation	(2)	(6)	62.3%
Own consumption - transmission grid	(7)	(7)	6.2%
Transmission losses	(495)	(639)	22.6%

Energy delivered to distribution	34,963	32,780	6.7%

Hydro Coeficient	0.34	0.83	-59.0%

Thermal generation (GWh)	9M2005	9M2004	Δ%	Fuel	MW
Sines	7,060	7,107	-0.7%	Coal	1,192.0
Setúbal	3,000	1,030	191.1%	Fuel oil	946.4
Carregado	1,135	273	315.0%	Fuel oil/Nat. Gas	710.2
Barreiro	180	133	35.6%	Fuel oil	56.0
Tunes (4) & Tapada do Outeiro	17	10	63.8%	Gas Oil	165.0

Thermal emission (PES)	11,392	8,555	33.2%

• Electricity demand in Portugal continued to grow strongly, up 6.7% from the 9M2004 to 35 TWh. The EDP Group accounted for 52% of the total energy supplied to the system (54% in the 9M2004).

• EDP’s electricity generation output increased 2% year-on-year, due to i) a threefold increase in output from fuel-oil power plants and ii) the contribution of the second 392 MW unit of the Ribatejo CCGT since 4Q2004. These effects were offset by i) lower utilisation of EDP’s hydroelectric power stations - 52% of EDP’s installed capacity in Portugal – in one of the driest periods of the last years (hydro coefficient of 0.34 vs. 0.83 in the 9M2004) and ii) the stoppages in Ribatejo CCGT in the 3Q2005 due to repair works in Unit I and Unit II that started in August. Unit I became operational in September and Unit II is expected to restart in late November. The repair works on both units are covered by the manufacture’s guarantee.

• As a consequence of a dry period, the contribution of EDP’s hydro plants to total Group domestic generation fell from 39% in the 9M2004 to 17% in the 9M2005. However, EDP’s gross profit is only marginally affected by generation output swings or fuel costs hikes (see in next page) since 84% of its installed capacity in Portugal is bounded to long-term Power Purchase Agreements (PPAs) in the Public Electricity System (PES).

(1)	PES - Public Electricity System
(2)	NBES - Non-binding Electricity System
(3)	IES - Independent Electricity System
(4)	In April 2004, Units 1 and 2 (32MW) at Tunes were decomissioned from service in the PES
(5)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

EDP Produção

PES (€ m)	9M2005	9M2004	Δ%
PPA Capacity Charge	682.6	666.9	2.4%
PPA Energy Charge	390.7	202.5	93.0%
Steam (Barreiro) & Ashes	4.6	4.6	-0.7%

(-) Coal	155.1	131.4	18.1%
(-) Fuel oil	203.7	54.3	274.9%
(-) Natural Gas	7.8	11.6	-32.4%
(-) Gas Oil	2.1	0.6	251.2%
(-) Electricity Autoconsumption & Materials	6.1	4.8	27.4%

PPA Gross Profit	703.0	671.3	4.7%

NBES (€ m)	9M2005	9M2004	Δ%
Electricity Sales	337.2	124.7	—
(-) Direct costs (fuel + purchases + trading)	351.7	57.3	—

NBES Gross Profit	(14.4)	67.4	—

SRP (€ m)	9M2005	9M2004	Δ%
Cogeneration	49.6	41.1	20.7%
Small hydro (<10 MW)	4.8	7.4	-35.9%

(-) Natural Gas (Cogeneration)	31.7	28.2	12.6%
(-) Electricity Purchases	0.8	1.3	-39.8%

SRP Gross Profit	21.9	19.1	14.8%

• Gross Profit in the Public Electricity System (PES) was up 4.7% in virtue of the stable return profile of the PPA Capacity Charge and the pass-through of fuel costs by means of the PPA Energy Charge. The slight increase in the PPA Capacity Charge in the period reflects inflation, mitigated by both i) the lower availability factors (km*) at the hydro power stations (hydro km: 1.038 in 9M2005 vs. 1.047 in 9M2004) and ii) the decommissioning in December 2004 of the 47 MW Tapada do Outeiro plant (€4.0m contribution in the 9M2004). The fuel procurement margin (Energy Charge minus Fuel Costs) increased from €4.6m in 9M2004 to €22.0m in 9M2005 mainly as a result of i) the higher spreads between EDPP’s acquisition costs and the international fuel prices’ indices (used as benchmark to calculate the PPA Energy Charge) experienced in the 3Q2005 and ii) the negative impact in the 9M2004’s fuel procurement margin from the revaluation of EDPP’s coal stocks (€4.2m).

• Gross Profit in the Non-Binding Electricity System (NBES) decreased to a negative €14.4m following i) an approximately 70% reduction in the energy delivered to EDPD (“parcela livre”) and ii) the negative impact of high pool prices in the 9M2005 on the electricity purchase service provided by EDPP to EDP Comercial (EDPC). EDPP guarantees EDPC’s electricity purchase price, shielding EDPC’s commercial activity from short-term pool price volatility. The non-binding generation did benefit from the extra output provided by the second unit of the Ribatejo CCGT, although the production from this plant was conditioned by repair works. Nevertheless, the increase in generation from the Ribatejo CCGT plant more than compensated for the lower volumes generated by the hydro plants operating in the NBES.

• Gross Profit from Special Regime Producers (SRP) increased to €21.9m despite the 39% fall, or 37 GWh, in output from the small hydro power stations (facilities with installed capacity of less than 10 MW) as a result of the dry period, which resulted in a €2.7m negative impact to the gross profit. The 14.8% increase in SRPs’ gross profit is justified by EDP’s cogenerators that switched their output from the industries they usually provide energy for, to the Portuguese Electricity System at a higher tariff. In addition the cogenerators also benefited from higher industrial clients’ tariffs, which are indexed to natural gas prices.

EDP Produção

Operating Income Statement (€ m)	9M2005	9M2004	Δ%
Energy sales	1,452.5	1,031.6	40.8%
Services provided	(70.5)	38.6	—
Other sales	17.0	15.6	8.8%
Operating Revenues	1,399.0	1,085.8	28.8%

Electricity	148.9	34.0	337.4%
Fuel for electricity generation	526.4	283.1	85.9%
Materials and goods for resale	3.4	(0.8)	—
Direct Activity Costs	678.6	316.3	114.5%

Gross Profit	720.4	769.5	-6.4%
Gross Profit/Revenues	51.5%	70.9%	-19.4p.p.

Supplies and services - Group	23.9	14.7	62.9%
Supplies and services - Non-Group	39.5	37.4	5.5%
Personnel costs	63.3	65.7	-3.7%
Costs with social benefits	15.2	17.4	-12.5%
Generation centre rentals	2.7	2.7	1.9%
Other operating costs (or revenues)	(2.5)	(4.1)	39.0%
Operating Costs	142.2	133.8	6.3%

EBITDA	578.2	635.7	-9.1%
EBITDA / Revenues	41.3%	58.5%	-17.2p.p.

Depreciation and amortisation	148.7	155.7	-4.5%
Compensation of subsidised assets’ depr.	(0.4)	(0.0)	-897.2%

EBIT	429.9	480.1	-10.5%
EBIT / Revenues	30.7%	44.2%	-13.5p.p.

Number of employees	9M2005	9M2004	Δ
Number of employees	1,701	1,917	- 216
Generation activity	1,108	1,150	- 42
Maintenance and engineering activity	471	492	- 21
Energy management activity	29	29	—
Sub-Holding	93	246	- 153

MW/Employee	4.87	4.10	18.8%

Operating investment (€ m)	9M2005	9M2004	Δ%
Binding generation	36.2	25.9	40.0%
Non-Binding generation	51.9	101.2	-48.7%
Other investments	2.6	3.6	-27.6%
Financial costs (capitalised) and invest.	13.2	10.6	24.2%

Total operating investment	103.9	141.3	-26.5%

Recurring investment	12.3	11.3	8.9%
Non-recurring investment	91.6	130.0	-29.5%

• EDPP’s EBITDA fell 9.1% mostly due to the fall in Gross Profit in the non-binding activity of EDPP, as explained in the previous page, and of a 6.3% increase in operating costs as presented below.

• Supplies and Services increased €11.3m as a result of i) higher charges from EDP S.A. (+€5.9m) - following the new group policy of allocating to the business units the costs of services rendered by the holding company - and EDP Valor (+€0.9m) and; ii) higher maintenance costs (+€4.4m) following a higher utilisation of fuel-oil power plants and the start of operations of Ribatejo’s second 392 MW unit.

• Personnel costs decreased 3.7% reflecting i) the reduction of 216 employees of which 125 left EDPP in the last quarter of 2004 and 91 during the 9M2005; and ii) fewer negotiated dismissals in the first 9 months of 2005, which resulted in a €1.8m reduction in severance payments (€2.3m in the 9M2004). The reduction in the number of employees in the 9M2005 includes the transfer of 82 employees from EDPP Sub-Holding to EDP Valor.

• The 12.5% reduction in Costs with social benefits in the 9M2005 is mostly related with premiums paid under the flexible retirement program in the 9M2004 (€3m) in respect of 88 employees that accepted to be enrolled in this program.

• Operating investment decreased 26.5%, following the end of the construction of the second unit of the Ribatejo CCGT and the conclusion of the 192 MW Venda Nova II (Frades) hydro plant that was commissioned in August 2005. The third unit of the Ribatejo CCGT represented approximately 50% of the total capex in the period. The increase in operating investments in binding generation is related to the beginning, in the 2Q2005, of both i) the works to reduce SO2 and NOx emissions at Sines power plant (€16.4m) and ii) the start of the Baixo Sabor hydro power plant project (€2.8m).

EDP Comercial

Operating Income Statement (€ m)	9M2005	9M2004	Δ%
Operating Revenues	385.0	236.3	62.9%

Direct Activity Costs	412.4	228.4	80.5%

Gross Profit	(27.4)	7.9	—
Gross Profit/Revenues	-7.1%	3.3%	-10.5p.p.

Supplies and services	8.6	6.8	26.4%
Personnel costs	2.1	2.4	-11.2%
Costs with social benefits	0.3	0.2	34.3%
Other operating costs (or revenues)	0.3	3.6	-90.2%
Operating Costs	11.3	12.9	-12.4%

EBITDA	(38.8)	(5.0)	-668.7%
EBITDA / Revenues	-10.1%	-2.1%	-7.9 p.p.

Depreciation and amortisation	3.3	2.6	24.5%
Compensation subsidised assets’ deprec.	—	—	—

EBIT	(42.0)	(7.7)	-448.2%
EBIT / Revenues	-10.9%	-3.2%	-7.7p.p.

EDPC Operating data	9M2005	9M2004	Δ%
EDPC Electricity sales (GWh)	4,566	3,204	42.5%
Market Share (GWh)	66%	66%	0.0%
Number of Clients	9,357	2,458	x 3.8
Market Share (# of Clients)	72%	73%	-0.9%
Number of Employees	77	77	—
Operating Investment (€ m)	0.7	1.1	-39.4%

• Total energy supplied in the NBES grew 42.5% y-o-y to 6,968 GWh in the 9M2005, now representing 22% of the total consumption in Portugal (16% in the 9M2004). EDPC’s volumes sold increased in line with the market, which allowed the company to maintain its market share.

• EDPC has a fixed price contract (reviewed periodically) with EDPP’s energy management department which procures electricity (namely from the Spanish pool) on behalf of EDPC. This shields EDPC’s gross profit from hikes in electricity prices and fuel costs.

• The liberalisation of the Portuguese electricity market is at an early stage of development and the net selling price reflects the cost of capturing new clients. Consequently the nearly four fold increase in the number of EDPC’s clients had a negative price effect of €21.1m in the gross profit of the company.

EBITDA - EDPP & EDPC (€ m)	9M2005	9M2004	Δ%
Operating Revenues	1,543	1,242.9	24.2%

Electricity	323.1	181.3	78.1%
Fuel for electricity generation	526.4	283.1	85.9%
Materials and goods for resale	3.4	(0.8)	—
Direct Activity Costs	852.8	463.6	83.9%

Gross Profit	691.1	779.3	-11.3%

Supplies and services	70.2	56.9	23.4%
Personnel costs	65.4	68.1	-3.9%
Costs with social benefits	15.5	27.5	-43.6%
Other operating costs (or revenues)	0.5	(1.2)	—

EBITDA	539.4	628.0	-14.1%
EBITDA / Revenues	34.9%	50.5%	-15.6p.p

Note: In order to illustrate the effect of the elimination of the intra-group transactions between EDPC and EDPP, we present above the consolidated EBITDA of the two companies.

Enernova & EDP Bioeléctrica

Installed Capacity - MW	9M2005	9M2004	Δ MW
Wind	145	116	+29
Biomass	9	9	—

Total	154	125	+29

Generation - GWh	9M2005	9M2004	Δ%
Wind	227	142	60%
Biomass	37	36	5%

Total	265	178	49%

Operating Income Statement (€ m)	9M2005	9M2004	Δ%
Wind	20.9	12.6	66.3%
Biomass	2.7	2.6	6.7%
Electricity Sales	23.6	15.1	56.2%

Direct Activity Costs	2.0	1.4	50.1%

Gross Profit	21.6	13.8	56.8%
Gross Profit/Revenues	91.4%	91.0%	0.4 p.p.

Supplies and services	5.3	1.5	260.3%
Personnel costs & costs with social benefits	0.9	0.8	19.2%
Generation centre rentals	0.4	0.3	70.1%
Other operating costs (or revenues)	0.7	(0.9)	—
Operating Costs	7.3	1.6	353.6%

EBITDA	14.3	12.2	17.5%
EBITDA / Revenues	60.4%	80.4%	-19.9 p.p.
Depreciation	6.6	3.5	87.5%
Compensation subsidised assets’ deprec.	(0.1)	(0.1)	-8.7%

EBIT	7.9	8.8	-10.6%
EBIT / Revenues	33.3%	58.1%	-24.8 p.p.

Number of Employees	9M2005	9M2004	Δ
Number of Employees	17	15	+2

Investments (€ m)	9M2005	9M2004	Δ%
Operating Investment	17.0	37.3	-54.5%
Financial Investments	18.1	—	—

Total Investments	35.1	37.3	-5.9%

• Renewable’s installed capacity in the 3Q05 totalled 154 MW, an increase of 29 MW when compared with the same period last year. This increase is due to the entry into service of Serra do Açor (+20 MW - 4Q04), the repowering of Vila Nova I (+6 MW - Apr05) and the anticipation of the repowering of Fonte da Quelha/Alto Talefe (+3 MW - Sep05).

• Total generation amounted to 265 GWh in 9M05, increasing almost 50% from last year’s output, which results not only from additional capacity but also from an increase in the wind load factor, to 25% in 9M05 from 23% in 9M04.

• Gross Profit was up by almost 60%, from €13.8m in the 9M04 to €21.6m in the 9M05. However, EBITDA grew by only 18% to €14.3m in 9M05 due to an increase in operating costs, mainly explained by:

- a raise in S&S cost, due to (i) more €0.2m of O&M costs on wind farms with more than two years of operation (prior to these two years, the wind farm is within its warranty period); (ii) an increase of €1.2m related to higher charges from EDP S.A. - following the new group policy of allocating to the business units the costs of services rendered by the holding company and; (iii) more €1.4m regarding set-up costs related to assets under construction(1) in 2005;

- Generation Centre Rentals increase as a result of higher energy output, as it is a variable charge, as a percentage of the energy sold, that each wind farm has to pay both to municipalities and to landowners.

• Investments in the 9M05 amounted to €35.1m, and were mainly devoted to new wind capacity. The financial investment of €18.1m is related to the acquisition of EASA (53 MW of wind projects under construction), in the 1Q05, which is still subject to the approval of the Portuguese Competition Authority. The remaining €17.0m operating investment comprises investments made in Vila Nova I (20 MW) and Serra do Açor (20 MW), which already started operations in 2004, as well as in the repowering of Vila Nova I (6 MW) and Fonte da Quelha/Alto Talefe (3 MW), which started operations in April and September 2005. Enernova has already started investments in the repowering of Pena Suar (+6 MW – Dec05) and the beginning of the construction of Madrinha wind farm (+10 MW – 1H06).

Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date of entry into industrial service of each wind farm.

(1)	Under IFRS, set-up costs related to assets under construction are not capitalised and thus are accounted as an operating cost (same period last year no assets under construction existed)

EDP Distribuição

Electricity Distributed (GWh)	9M2005	9M2004	Δ%
Energy Delivered to Distribution	34,963	32,780	6.7%
Sales to EDP power plants	(9)	(10)	12.1%
Own consumption - distribution	(20)	(25)	18.0%
Distribution losses	(2,666)	(2,525)	-5.6%

Total Electricity Sales (1)	32,268	30,220	6.8%

Electricity Sales - BES (2)	25,300	25,330	-0.1%
VHV (Very high voltage)	929	892	4.2%
HV (High voltage)	3,780	3,101	21.9%
MV (Medium voltage)	3,881	4,953	-21.7%
SLV (Special low voltage)	1,836	2,387	-23.1%
LV (Low voltage)	13,878	13,071	6.2%
PL (Public lighting)	996	926	7.5%

Electricity Sales - NBES(3)	6,968	4,891	42.5%
EDP	4,566	3,204	42.5%
VHV (Very high voltage)	30	—	—
HV (High voltage)	51	20	158.5%
MV (Medium voltage)	4,032	3,182	26.7%
SLV (Special low voltage)	453	2	—
Non-EDP	2,403	1,687	42.5%
HV (High voltage)	36	18	100.6%
MV (Medium voltage)	2,199	1,667	31.9%
SLV (Special low voltage)	167	2	—

Electricity Consumers (4)	9M2005	9M2004	Δ
Electricity Sales - BES (2)	5,871,709	5,779,705	92,004
VHV (Very high voltage)	16	19	(3)
HV (High voltage)	151	147	4
MV (Medium voltage)	16,640	18,292	(1,652)
SLV (Special low voltage)	21,946	28,163	(6,217)
LV (Low voltage)	5,787,725	5,689,662	98,063
PL (Public lighting)	45,231	43,422	1,809

Electricity Sales - NBES(3)	12,956	3,362	9,594
EDP	9,357	2,458	6,899
VHV (Very high voltage)	5	—	5
HV (High voltage)	9	1	8
MV (Medium voltage)	3,323	2,105	1,218
SLV (Special low voltage)	6,020	352	5,668
Non-EDP	3,599	904	2,695
HV (High voltage)	3	1	2
MV (Medium voltage)	1,651	782	869
SLV (Special low voltage)	1,945	121	1,824

Total Electricity Consumers	5,884,665	5,783,067	101,598

% Change YoY			1.8%

• Demand for electricity went up 6.8% year-on-year, to 32.3 TWh. Consumption was driven by a cold winter and a warm summer (1.0 p.p.) and by the energy purchases of the cogenerators (3.3 p.p.) after opting to sell to the system all the energy they produced at special regime’s prices, in order to benefit from the price differential. In addition, consumption growth is benefiting from the fact that electricity consumption per capita in Portugal is 34% below the European average, thus some convergence effect is still expected.

• Electricity sales in the binding system, which accounted for 78% of the electricity distributed in Portugal, remained flat at 25.3 TWh. The transfer of some MV and SLV clients to the liberalized market – reflected in a decrease of electricity sales to these segments of 21.7% and 23.1%, respectively – was compensated by the healthy consumption growth of the other segments.

• The decrease in the number of VHV clients in the binding electricity system is not reflected in a decrease of electricity consumption in that segment (up 4.2% year-on-year), since the VHV industrial clients that opted to purchase energy in the liberalized market switched only in the 3Q2005.

(1)	Figures presented include sales to EDP Group for final consumption
(2)	BES - Binding Electricity System
(3)	NBES - Non-Binding Electricity System
(4)	Figures presented include EDP Group companies

EDP Distribuição

• EDPD’s allowed revenues decreased 2.8% year-on-year:

(a) The Use of the Distribution Grid (UDGr) revenues went up 1.9% since the higher electricity-flow at EDPD’s network more than offset the 4% average unit’s revenue reduction for this activity;

(b) Allowed revenues for the Network Supply (NS) and the Supply in the Public System (SPS) activities fell 20% following: (i) a reduction in their regulated rate of return from 9.0% to 8.5% in 2005; (ii) a 13.8% decrease of structural commercial costs; and (iii) a lower regulated asset base allocated to the NS activity, due to a reallocation of investment subsidies from the UDGr activity to the NS activity in the 2005 tariff review (therefore with no impact on the total asset value of the 3 regulated activities);

(c) Allowed revenues for the 9M2005 also include a €28.3m recovery (through tariffs) of costs incurred within the scope of EDPD’s Human Resources Restructuring Program (HRRP).

Costs with electricity purchases rose 12.4% year-on-year mostly due to: (i) a 6.8% increase in electricity distributed; and (ii) a 44% average increase in the Global Use of the System tariff (GUS) – following the 2005 tariff review and mostly related to an increase of Special Regime generation – which reflected in an additional €95m in

Electricity Sales & Gross Profit (€ m)	9M2005	9M2004	Δ%
VHV (Very high voltage)	42.1	37.0	13.8%
HV (High voltage)	195.5	146.5	33.4%
MV (Medium voltage)	323.1	370.8	-12.8%
SLV (Special low voltage)	179.7	229.7	-21.8%
LV (Low voltage)	1,830.3	1,797.2	1.8%
PL (Public lighting)	71.3	77.6	-8.0%
Interruptibility Discounts	(26.2)	(21.7)	-20.6%
Tariff correction Discounts	0.0	(0.4)	—
Invoiced Sales - BES	2,615.8	2,636.7	-0.8%

Invoiced Sales - NBES	159.9	90.9	75.8%

Electricity Revenues	2,775.7	2,727.6	1.8%

Electricity Purchases	1,937.0	1,723.6	12.4%

Electricity Gross Profit	838.7	1,004.0	-16.5%

Tariff Difference to Recover/(Return) (€m)	9M2005	9M2004	Δ%
Total Allowed Revenues	909.4	935.4	-2.8%

Electricity Gross Profit	838.7	1,004.0	-16.5%

Tariff Difference to Recover/(Return)	70.7	(68.7)	—

Regulated Revenues (€ m)	9M2005	9M2004	Δ%
Unit revenue for the UDGr: HV and MV (€ / MWh)	8.3	9.5	-12.8%
Electricity delivered to BES/NBES: HV and MV (GWh)	32,421	30,435	6.5%
Unit revenue for the UDGr: LV (€ / MWh)	24.5	23.9	2.6%
Electricity delivered to BES/NBES: LV (GWh)	17,330	16,388	5.7%

UDGr allowed revenues	692.2	679.6	1.9%

Average assets of the NS activity (net of amortisations)	208.2	252.1	-17.4%
Return on average assets of NS activity (%)	8.5	9.0	-5.6%
Assets’ amortisation of NS activity	35.7	52.8	-32.3%
Annual structural commercial costs of NS activity	43.9	45.5	-3.4%

Network Supply allowed revenues	97.4	120.9	-19.5%

Average assets of SPS activity (net of amortisations)	36.7	35.4	3.9%
Return on average assets of SPS activity (%)	8.5	9.0	-5.6%
Assets’ amortisation of SPS activity	4.9	6.6	-25.8%
Annual structural commercial costs of SPS activity	50.7	64.2	-21.1%

Supply in Public System allowed revenues	58.7	74.0	-20.7%

t-2 tariff adjustment for UDGr activity	10.1	(5.5)	—
t-2 tariff adjustment for NS activity	1.0	0.5	95.8%
t-2 tariff adjustment for SPS activity	1.1	0.3	—

t-2 tariff adjust. for UDGr, SPS and NS	12.2	(4.7)	—

t-2 tariff adjustment for Energy Acquisition Activity	(5.3)	16.0	—
t-1 tariff adjustment for Energy Acquisition Activity	25.9	49.6	-47.7%

t-1 & t-2 tariff adjust. for Energy Aquisition activity	20.7	65.5	-68.4%

HR Restructuring Costs Recovery	28.3	—	—

Total Allowed Revenues	909.4	935.4	-2.8%

costs (pass-through to the tariff); and (iii) a €120m year-on-year increase in fuel costs related to a swing from last year in quarterly adjustments – 9M2005 fuel costs’ adjustments totalled €112m of which €32m, related to HV/MV, were recovered through the tariffs in the 9M2005 and €80m, related to LV, will be passed through to tariffs in 2006.

• Electricity gross profit fell 16.5% year-on-year:

(a) 9M2004 difference between electricity gross profit and allowed revenues amounted to €68.7m, which was mostly the result of an over-estimation of the energy in meters. Ending 2004, this situation was corrected and the difference to be returned to the tariffs amounted to €13.2m, of which €7.0m are being returned in 2005 while the remaining will be returned in 2006;

(b) Electricity gross profit for the 9M2005 came €70.7 million bellow allowed revenues for the period due to: (i) the above-mentioned €80m fuel costs adjustment (related to the LV segment), to be recovered through the tariffs in 2006; which was partly offset by (ii) the fact that real consumption for the binding system came 3.3% above ERSE’s forecast for the period, implying that EDPD has to return to the tariffs, in two years time, the fixed component of electricity purchases that the company received in excess through the tariffs.

EDP Distribuição

Operating Income Statement (€ m)	9M2005	9M2004	Δ%
Electricity sales	2,775.7	2,727.6	1.8%
Services provided	21.0	17.3	21.5%
Other sales	2.2	1.9	15.0%
Operating Revenues	2,799.0	2,746.8	1.9%

Electricity Purchases	1,937.0	1,723.6	12.4%
Materials and goods for resale	10.5	10.8	-3.0%
Direct Activity Costs	1,947.5	1,734.4	12.3%

Gross Profit	851.5	1,012.5	-15.9%
Gross Profit/Revenues	30.4%	36.9%	-6.4p.p.

Supplies and services - Group	86.7	75.0	15.6%
Supplies and services - Non-group	98.3	85.0	15.6%
Personnel costs	141.4	147.4	-4.1%
Costs with social benefits	60.6	261.2	-76.8%
Concession fees	151.1	139.1	8.6%
Other operating costs (or revenues)	(4.3)	(9.2)	53.2%
Operating Costs	533.9	698.7	-23.6%

EBITDA	317.6	313.8	1.2%
EBITDA / Revenues	11.3%	11.4%	-0.1p.p.

Depreciation and amortisation	248.4	243.7	1.9%
Comp. of subsidised assets’ amortis.	(58.1)	(55.3)	-5.1%

EBIT	127.2	125.3	1.5%
EBIT / Revenues	4.5%	4.6%	-0.02p.p.

Number of Employees	9M2005	9M2004	Δ
Number of Employees	5,435	5,982	- 547

GWh Distributed / Employee	5.9	5.1	17.5%

Equivalent Interruption Time (min.)	9M2005	9M2004	Δ%
Equivalent Interruption Time	132	149	-11.4%

Operating Investment	9M2005	9M2004	Δ%
Distribution grid	283.6	272.2	4.2%
Other investments	17.7	21.5	-17.7%
Financial charges capitalised	8.3	7.3	12.4%

Operating Investment	309.6	301.0	2.9%

Investment subsidies - Cash	61.2	61.8	-1.0%
Investment subsidies - Kinds	43.7	46.5	-6.0%

(-) Total Investment Subsidies	104.9	108.3	-3.1%

Operating Invest. Excl. Subsidies	204.7	192.7	6.2%

• Group supplies & services rose 15.6% year-on-year mostly due to an increase in management fees invoiced by EDP S.A. (+€10.4m) – following the new group policy of allocating to the business units the costs of services rendered by the holding company – and EDP Valor (+€1.4m).

• Non-group supplies & services increased 15.6% on the back of: (i) additional €4.6m in setup costs with the re-branding of EDPD’s commercial network; (ii) the accounting of supplies & services provided by Edinfor as “non-group” (€5.8m) after the sale of 60% of this company to LogicaCMG; and (iii) a €1.3m increase in O&M costs due to both a higher need for repairs in consequence of this summer fires and a higher recourse to external services following the reduction of the number of employees.

• Personnel costs decreased 4.1% year-on-year, which is mostly explained by: (i) a reduction of 547 employees, of which 450 left EDPD in the last quarter of 2004 and 97 during the 9M2005; (ii) a 2.9% average salary increase and (ii) a €8.4m reduction in severance payments (€10.1m in the 9M2004 representing 49 mutual agreements). The reduction in the number of employees in the 9M2005 includes the transfer of 81 employees to EDP Valor.

• Costs with social benefits fell by €201m year-on-year due to the accounting, in the 9M2004 of: (i) an €87m cost (NPV) related to the 2003 HRRP*; (ii) a €105m cost related to the 9M2004 HRRP*; and (ii) incentives amounting to €10.1m related to the anticipated retirement programme (in the 9M2004, 445 early retires anticipated retirement age).

• Operating Investment in the distribution grid increased 4.2% year-on-year, which along with favourable weather conditions and despite interruptions caused by summer fires (9 min.) enabled an 11.4% improvement of Equivalent Interruption Time, from 149 min. in the 9M2004 to 132 min in the 9M2005.

*	HRRP - Human Resources Restructuring Program.

HC Energia - Generation & Supply

Spain Energy Balance (GWh)	9M2005	9M2004	Δ%
Hydro	15,441	23,753	-35.0%
Nuclear	41,233	48,253	-14.5%
Thermal (classic)	65,270	62,320	4.7%
CCGT	35,595	20,344	75.0%
(-) Consumptions in generation and pumping	(12,019)	(9,795)	-22.7%

Conventionl Generation	145,520	144,876	0.4%

Special Regime Generation	38,640	33,340	15.9%
Imports / (Exports)	309	(2,848)	—

Gross Demand	184,469	175,367	5.2%

Source: REE

HC’s Net Electricity Generation (GWh)	9M2005	9M2004	Δ%
Hydroelectric	654	649	0.7%
Nuclear	913	907	0.7%
Aboño	5,014	5,088	-1.5%
Soto de Ribera	3,223	2,632	22.5%
Coal	8,237	7,720	6.7%

Castejón CCGT	1,631	1,417	15.1%

Total Generation	11,435	10,693	6.9%
Pumping	(133)	(70)	-90.3%
Energy delivered to the Pool	11,302	10,623	6.4%

HC’s market share in wholesale market	7.3%	7.3%	-0.0p.p.

HC Generation - Selling Price & Fuel Costs	9M2005	9M2004	Δ%
Avg. HC Selling Price to the Pool (€/MWh) (1)	58.6	32.2	82.2%
Avg. HC Fuel Cost (€/MWh) (2)	22.2	20.0	11.0%

HC Supply - Electricity Sales to Clients	9M2005	9M2004	Δ%
Electricity Supplied (GWh)	4,041	3,353	20.5%
Sales of Electricity Supplied (€ m)	212.8	185.6	14.6%
Number of Clients	10,744	4,630	132.1%

HC Gross Profit (Generation + Supply)	9M2005	9M2004	Δ%
Revenues	914.7	573.6	59.5%
Direct Activity Costs	594.7	382.8	55.4%

Gross Profit	320.0	190.8	67.7%

• The Spanish electricity market continued to show strong growth in electricity consumption, with an increase of 5.2% versus the 9M2004, or 3.3% when corrected for temperature effects and working days. HC’s electricity generation was up 6.9% following: i) an overall increase in thermal output in a very dry period (hydro coefficient of 0.44 vs. 0.82 in the 9M2004); ii) a lower utilisation of Aboño II (536 MW) due to repair works in the 1Q2005; and iii) a programmed stoppage in Soto II (236 MW) in the 2Q2005 due to triennial maintenance works.

• Gross profit of the Generation and Supply activities increased 67.7% in the 9M2005 as a result of: i) the strong increase in pool prices with a €303m positive impact on gross profit; ii) a marginal increase in average fuel cost per MWh with a negative impact of €25m; iii) a €23m provision related to the consumption in excess of CO2 allowances following the very dry period; iv) the increase in the supply purchase price as a result of the hike in wholesale prices (-€121m in the gross profit); and v) the fact that in the 9M2004 HC was able to recover €8.8m worth of CTCs by differences.

• The average Spanish pool price continues at high levels, €60.7/MWh in the 9M2005 vs. €34.1/MWh in the 9M2004, following the very dry period, higher fuel costs and a strong increase in peak demand. However, the revenues from the regulated electricity tariff were not enough to cover the strong increase in the system’s generation costs, therefore causing a tariff deficit for the system. According to Spanish law HC has to finance 6.08% of the tariff deficit (€165.7m estimated for the 9M2005). Following the same accounting procedure applied in the 1H2005, this was not deducted from revenues and was accounted as an asset due to the high likelihood of its recovery.

• HC’s average fuel costs per MWh increased 11.0% versus the 9M2004 mainly due to higher natural gas costs since the beginning of 2005, on the back of the hike in oil prices. Notwithstanding, between December 2004 and September 2005, HC managed to reduce the average unit cost of its coal power plants by 7%.

• CO2 emissions at HC’s thermal power plants reached 9.7m tons in the 9M2005. Due to the very dry period, which resulted in higher utilisation of thermal power plants, CO2 emissions were 1.0m ton above the estimated emission allowances to be consumed in the period. For this purpose HC booked a €23m provision as a direct activity cost. For the period 2005-2007 HC has 34.7m tones of CO2 allowances.

(1)	Includes wholesale market, ancillary services and capacity payment.
(2)	Excluding hydroelectric emission to calculate the average.
(3)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period.

HC Energia - Electricity Distribution & Gas Activity

Elect. Distribution (GWh)	9M2005	9M2004	Δ%
Low Voltage	1,727	1,664	3.8%
Medium Voltage	829	777	6.7%
High Voltage	4,355	4,245	2.6%

Electricity Distributed	6,911	6,686	3.4%
of which: access clients	1,157	1,033	12.0%

Elect. Distribution (€ m)	9M2005	9M2004	Δ%
Transmission	5.7	5.8	-0.1%
Distribution	72.3	70.5	2.5%
Commercialisation	5.6	5.4	3.1%

Elect. Regulated Revenues	83.6	81.7	2.3%

Regulated revenues from Electricity Distribution rose 2.3% following the increase in the remuneration for the regulated activities recognised in the 2005 tariff. According to the Decree Law that sets the revenues for the Spanish regulated electricity activities for 2005, of the €2,942.7m attributed to the electricity distribution activity, €93.7m or 3.2% were allocated to HC.

Gas Distribution (GWh) (1)	9M2005	9M2004	Δ%
Gas Distributed to direct clients	5,431	5,552	-2.2%
Gas Distributed to access clients	10,892	11,013	-1.1%

Total Gas Distributed	16,322	16,565	-1.5%

Gas Supply (GWh)	9M2005	9M2004	Δ%
Gas Supplied	8,107	6,203	30.7%

Gas Distribution (€ m) (1)	9M2005	9M2004	Δ%
Transmission	8.8	8.1	8.1%
Distribution	81.8	72.5	12.9%
Commercialisation	8.0	8.3	-3.2%

Gas Regulated Revenues	98.6	88.9	10.9%

Gas Supply (€ m)	9M2005	9M2004	Δ%
Gas Sales	120.9	79.6	51.9%

Gas Consumption in the Spanish system was up 20% in the 9M2005 mainly due to higher demand of the electricity sector, which accounted for 78% of this increase, following the higher electricity generation based on CCGT technology during this dry period. Excluding the electricity sector, the conventional demand of gas increased 5.4% in the period following the increase in the number of clients, particularly in the liberalised segment.

Gas Distributed by HC decreased 1.5% and the number of consumers increased 7.1% (+40,276 consumers versus the 9M2004). The decrease in distribution volumes is mainly explained by a peak demand of gas in the 3Q2004, related to the electricity sector. Regarding the regulated revenues, according to the “Ministerial Order” that sets the revenues for the Spanish regulated gas activities for 2005, of the €1,179.7m attributed to the gas distribution activity, €120.8m or 10% were allocated to Naturgas and its subsidiaries (€108.9m considering the consolidation method of its subsidiaries).

Gas Supplied to liberalised clients rose 30.7% driven by the sound increase (33 times vs. 9M2004) in the number of clients, which is the result of the success of a dual-fuel offer (electricity+gas) launched in the 2Q2005. This strategy, besides increasing HC’s client base, is allowing HC to secure clients that are switching from regulated market to the non-regulated market. HC increased its market share in the liberalised market (excluding supply to the electricity sector) from 4% in the 9M2004 to 5% in the 9M2005.

HC’s sales in both the regulated and liberalised gas market to final consumers amounted to 13,538 GWh, up 15% in volume versus 9M2004. Consequently, HC’s retail market share increased to 7% in the 9M2005 from 6% in the 9M2004 (excluding the electricity sector).

(1)	Operating data considers 100% of Naturgas’ gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

HC Energia

Business Areas Breakdown	Generation & Supply				Electricity Distribution				Gas				Special Regime
	9M2005	9M2004	Δ%		9M2005	9M2004	Δ%		9M2005	9M2004	Δ%		9M2005	9M2004	Δ%
Revenues	914.7	573.6	59.5%		476.6	314.8	51.4%		549.8	459.6	19.6%		84.6	37.9	123.4%
Direct Costs	594.7	382.8	55.4%		387.7	227.4	70.5%		431.0	343.7	25.4%		35.0	17.5	100.6%
Gross Profit	320.0	190.8	67.7%		88.9	87.4	1.7%		118.7	115.9	2.4%		49.5	20.4	142.9%
Gross Profit/Revenues	35.0%	33.3%	1.7	p.p.	18.7%	27.8%	-9.1	p.p.	21.6%	25.2%	-3.6	p.p.	58.6%	53.9%	4.7	p.p.

Personnel Costs	28.4	28.9	-1.6%		17.5	15.3	13.9%		14.4	12.1	19.4%		4.5	3.3	37.6%
Other (net)	47.7	24.6	93.9%		37.3	15.9	135.2%		23.6	17.9	32.0%		13.2	1.3	893.5%
Operating Costs	76.1	53.4	42.3%		54.8	31.2	75.5%		38.0	30.0	26.9%		17.7	4.6	284.6%

EBITDA	243.9	137.4	77.6%		34.1	56.2	-39.2%		80.7	86.0	-6.2%		31.8	15.8	101.6%
EBITDA/ Revenues	26.7%	23.9%	2.7	p.p.	7.2%	17.8%	-10.7	p.p.	14.7%	18.7%	-4.0	p.p.	37.6%	41.7%	-4.1	p.p.

Depreciation	71.4	70.9	0.7%		23.6	22.7	4.3%		24.2	22.9	5.2%		19.1	7.8	144.8%
Comp. of subsidised assets’ dep.	(0.1)	(0.1)	0.0%		(1.5)	(1.3)	-16.5%		(1.2)	(1.1)	-9.9%		(0.2)	(0.1)	-9.2%

EBIT	172.6	66.6	159.4%		12.0	34.8	-65.6%		57.8	64.1	-10.0%		12.8	8.1	58.2%
EBIT/Revenues	18.9%	11.6%	7.3	p.p.	2.5%	11.0%	-8.5	p.p.	10.5%	14.0%	-3.4	p.p.	15.2%	21.4%	-6.2	p.p.

Capex	20.6	16.0	28.6%		29.2	25.0	16.8%		22.4	38.0	-40.9%		111.6	110.0	1.5%
# of employees	602	608	-1.0%		376	359	4.7%		300	296	1.4%		141	117	20.5%

Generation & Supply: The EBITDA of the electricity generation and supply activities increased 77.6% following the strong increase in gross profit. Operating costs were mainly influenced by i) administrative and structure costs, previously booked at the holding level, that now are allocated to each of the activities (€13.2m in Generation and Supply); ii) by €13.2m of generic provisions to cover sunk costs (capitalised as assets) on new generation projects and possible deviations in liquidations with OMEL; and iii) higher commercial costs related to marketing promotions and improvement of the call centre services (€3.4m).

Electricity Distribution: The increase in regulated revenues, recognised in the 2005 tariff, attributable to HC, contributed to the 1.7% growth of this activity’s gross profit. Operating costs were mainly influenced by intra-group allocations related to i) costs previously booked at the holding level that now are allocated to each activity (€11.7m in Distribution); and ii) higher costs (+€5.0m) associated with commercial management services rendered by the Supply to the Distribution activity, which started to be provided during 2004.

Gas: In the 9M2005, gross profit increased 2.4% following a 10.9% increase in regulated revenues and a drop in the margin of the supply activity as a result of the high oil prices. It is important to note that the bulk of Naturgas’ EBITDA (90%) comes from the regulated distribution activity, thus providing stable operating cash-flows. During the 9M2005, Naturgas changed its commercial image and launched a successful marketing campaign to promote its dual-fuel offer to liberalised clients, which had an impact of €4.0m on operating costs. Costs were also influenced by the increase of local taxes following higher gas sales (€1.2m).

Special Regime: Net output went up 146% to 807 GWh following the capacity increase from 161 MW in the 9M2004 to 389 MW in the 9M2005 (+167 MW in wind, +39 MW in waste, +18 MW in cogeneration and +4 MW in biomass). In July 2005, the wind farms Las Lomillas (50 MW – 50% held by Genesa) and La Sotonera (19 MW) started their operations, increasing the installed capacity in wind power to 266 MW and also contributing to the strong rise in wind farms’ output, from 146 GWh in the 9M2004 to 357 GWh in the 9M2005. As a result, the electricity sales margin of special regime projects increased from €16.1m in the 9M2004 to €46.1m in the 9M2005. Until the end of 2005 the following wind farms should start operations: La Brújula (74 MW) and El Boquerón (22 MW). Is expected an increase of the contribution of this business area, which provides a stable tariff profile.

*	Includes €32m capital gain on the sale of the 3% stake in REE and €25m of administrative costs allocated to the business areas.

HC Energia

Income Statement (€ m)	9M2005	9M2004	Δ%
Revenues	1,896.6	1,280.3	48.1%

Direct Costs	1,308.7	851.3	53.7%

Gross Profit	587.9	429.1	37.0%
Gross Profit/Revenues	31.0%	33.5%	-2.5	p.p.

Supplies and services	79.0	63.5	24.4%
Personnel costs & Social benefits	84.8	72.7	16.6%
Other operating costs (or revenues)	6.2	19.7	-68.7%
Operating Costs	170.0	155.9	9.0%

EBITDA	417.9	273.1	53.0%
EBITDA/Revenues	22.0%	21.3%	0.7	p.p.

Depreciation	144.3	127.0	13.5%
Compensation of subsidised assets’ depr.	(3.0)	(2.6)	-12.6%

EBIT	276.6	148.7	86.0%
EBIT/Revenues	14.6%	11.6%	3.0	p.p.

Financial income/(expense)	(47.6)	(56.0)	15.0%

Income Before Taxes	229.0	92.7	147.0%

Income Taxes	76.2	34.8	119.2%

Minorities interests	11.9	12.6	-5.8%

Net Profit	140.9	45.4	210.5%

Capex (€ m)	9M2005	9M2004	Δ%
Recurring investment	75.7	88.9	-14.8%
Non-recurring investment	111.7	101.9	9.6%

(-) Subsidies	(12.9)	(7.5)	-72.1%

Capex	174.5	183.3	-4.8%

Number of employees	9M2005	9M2004	Δ
Number of employees	1,656	1,606	+50

Consolidated EBITDA in the 9M2005 increased 53% following:

i) the strong increase in gross margin with an 81% contribution from the generation and supply activities while the special regime activity contributed 18%, the gas activity 2% and the distribution activity 1%;

ii) higher supplies and services due to the increase in installed capacity in the special regime activity (+€8.8m);

iii) the increase of marketing costs (+€7.4m) in the supply and gas activities related to the change of the commercial image, the launch of new marketing offers and publicity;

iv) a €12.1m increase in personnel costs following the salary increases for 2005, a higher number of employees (mainly in the Special Regime activity) and the creation of a €4.2m provision for personnel restructuring costs;

v) €13.2m of generic provisions to cover sunk costs on new generation projects and possible deviations in liquidations with OMEL (included in other operating costs or revenues);

vi) a €31.9m capital gain from the sale of HC’s 3% stake in REE for €76m in April 2005 (included in other operating costs or revenues).

• Financial results improved 15% mainly due to the 18% reduction in net interest payable to €48.1m, following the replacement of HC’s external debt with cheaper inter-company loans from EDP (€1,240m as of September 2005).

• Net Profit increased more than threefold in the period in comparison with the 9M2004, reaching €140.9m, following the strong operating performance and the capital gain on the sale of REE.

Brazil

Energy Sales & Gross Profit	Bandeirante			Escelsa			Enersul
	9M2005	9M2004	Δ%	9M2005	9M2004	Δ%	9M2005	9M2004	Δ%
Distribution (Gwh)

Electricity delivered to distribution	10,289	10,053	2.3%	6,561	6,124	7.1%	2,953	2,685	10.0%
Distribution losses	(1,032)	(888)	16.2%	(872)	(782)	11.5%	(617)	(433)	42.7%

Residential customers	1,737	1,784	-2.6%	979	894	9.5%	692	674	2.6%
Industrial customers	2,736	3,307	-17.3%	1,702	1,853	-8.1%	364	440	-17.3%
Commercial customers	989	935	5.8%	629	576	9.1%	449	430	4.4%
Other customers	629	735	-14.5%	652	626	4.0%	556	567	-2.0%
Distribution companies	—	—	—	218	227	-3.9%	3	10	-75.3%
Electricity sales	6,091	6,760	-9.9%	4,180	4,177	0.1%	2,063	2,121	-2.8%
Third-party access	3,166	2,404	31.7%	1,510	1,165	29.6%	273	131	108.8%

Total Electricity Distributed	9,257	9,165	1.0%	5,690	5,342	6.5%	2,336	2,252	3.7%

Gross Profit (R$ m)

Residential customers	572.0	537.6	6.4%	275.9	246.8	11.8%	241.2	194.1	24.3%
Industrial customers	531.1	542.5	-2.1%	260.9	249.9	4.4%	86.7	84.0	3.1%
Commercial customers	277.6	245.6	13.0%	167.7	145.2	15.5%	154.6	120.9	27.9%
Other customers	133.7	136.0	-1.7%	117.4	108.2	8.4%	129.8	101.8	27.5%
Distribution companies	—	—	—	22.4	21.2	5.4%	0.0	2.0	-98.2%
Electricity sales (1)	1,514.4	1,461.8	3.6%	844.3	771.4	9.4%	612.4	502.8	21.8%
Third-party access revenues	163.9	81.9	100.2%	96.0	63.1	52.1%	24.5	7.3	233.7%
Electricity revenues	1,678.3	1,543.6	8.7%	940.3	834.5	12.7%	636.8	510.1	24.8%
Other Revenues	(83.9)	(89.7)	6.4%	1.1	(35.4)	—	(18.2)	(5.8)	-215.4%

Total Revenues	1,594.4	1,454.0	9.7%	941.4	799.0	17.8%	618.6	504.4	22.7%
(-) Direct activity costs	1,026.2	1,003.5	2.3%	582.6	568.9	2.4%	312.2	294.9	5.9%

Gross Profit	568.2	450.4	26.1%	358.8	230.2	55.9%	306.5	209.5	46.3%

Average tariff to customers (R$/MWh)	248.6	216.2	15.0%	202.0	184.7	9.4%	296.9	237.0	25.3%

• Total electricity distributed by Energias do Brasil increased 3.1%, propelled by consumption growth of 6.5% and 3.7% at Escelsa and Enersul. Consumption in Escelsa and Enersul concession areas was driven by stronger economic growth and an increase in the number of clients as a consequence of the universal connection programme – “Universalização” – to all low voltage clients. At Bandeirante consumption increased 1.0%, a reflection of weakness in the residential segment, but offset by an increase in the industrial and commercial segments (captive + free clients) due to stronger economic growth in the São Paulo region.

• Bandeirante: Gross profit rose 26.1%, reflecting the average 15.95% tariff increase granted in the October 2004 tariff adjustment and electricity purchase costs below the amount recognised in the 2004 tariff readjustment (R$54m difference). In October 2005, ANNEL announced an -8.86% change in the annual tariff adjustment process, which reflects:

i) -5.56% relative to the impact of the conclusion on the 2003 tariff revision process (-R$102m to be reflected in tariffs during the next 12 months). ANEEL amended the initial tariff increase of 18.08% to a final 9.67% (it was provisionally amended to 10.51% in October 2004), as a result of the definitive calculation of the Regulated Asset Base (set at R$998 million), depreciation rate and accepted costs, for the period from October 2003 to October 2007;

ii) -7.66% reflecting the change, within the past twelve months, of non-controllable costs (Part A) and the adjustment of controllable costs (Part B) to inflation; and

iii) +4.36% regarding the recovery of past costs which were not covered by the tariff.

• Escelsa: Gross profit soared 55.9%, reflecting consumption growth of 6.5%, the 4.96% tariff increase granted in the August 2004 revision process and the 4.93% tariff increase granted in the August 2005 readjustment process. It is important to note that in August 2005 ANEEL amended the 2004 tariff increase, from 4.96% to 7.21%, to take into account the final Regulated Asset Base (R$928m), depreciation rate and accepted costs, for the period from August 2004 to August 2007. In addition, Escelsa also benefited from lower electricity purchase costs than those recognised in the tariff revision (R$30m difference).

• Enersul: Gross profit increased 46.3%, reflecting consumption growth of 3.7% and the 20.69% average tariff increase granted in April 2005 tariff readjustment. It is important to note that this readjustment includes the benefit of the April 2003 tariff revision, from 42.26% to 50.81%, to take into account the final Regulated Asset Base (R$782m), depreciation rate and accepted costs, for the period from April 2003 to April 2008.

(1)	Includes invoices from the extraordinary tariff granted by ANNEL to recover the 2001/2002 rationing losses and recovery of non-controlable costs (“Parcela A”) prior to Oct. 2001; Values deducted of VAT.

Brazil

P&L R$ million	Bandeirante				Escelsa				Enersul				Generation & Trading
	9M2005	9M2004	Δ%		9M2005	9M2004	Δ%		9M2005	9M2004	Δ%		9M2005	9M2004	Δ%
Revenues	1,594.4	1,454.0	9.7%		941.4	799.0	17.8%		618.6	504.4	22.7%		348.3	286.3	21.7%
Direct Activity Costs	1,026.2	1,003.5	2.3%		582.6	568.9	2.4%		312.2	294.9	5.9%		207.6	177.2	17.1%
Gross Profit	568.2	450.4	26.1%		358.8	230.2	55.9%		306.5	209.5	46.3%		140.8	109.1	29.1%
Gross Profit/Revenues	35.6%	31.0%	4.7	p.p.	38.1%	28.8%	9.3	p.p.	49.5%	41.5%	8.0	p.p.	40.4%	38.1%	2	p.p.

Supplies and services	84.4	77.2	9.2%		54.7	40.9	33.5%		43.6	31.6	38.0%		31.7	35.5	-10.7%
Personnel costs & Social benefits	76.4	71.7	6.5%		56.6	56.9	-0.4%		45.6	44.9	1.4%		3.1	4.5	-30.4%
Other operating costs (revenues)	52.9	37.8	39.8%		13.8	12.9	6.9%		21.3	21.1	1.0%		3.7	(1.8)	—
Operating Costs	213.6	186.7	14.4%		125.0	110.7	13.0%		110.5	97.6	13.2%		38.6	38.2	1.0%

EBITDA	354.6	263.7	34.5%		233.8	119.5	95.6%		196.0	111.9	75.2%		102.2	70.9	44.2%
EBITDA/Revenues	22.2%	18.1%	4.1	p.p.	24.8%	15.0%	9.9	p.p.	31.7%	22.2%	9.5	p.p.	29.3%	24.8%	4.6	p.p.

Depreciation	60.6	56.6	7.0%		45.0	41.3	8.8%		38.6	36.4	6.0%		6.7	12.4	-46.2%

EBIT	294.0	207.0	42.0%		188.8	78.2	141.5%		157.4	75.5	108.6%		95.5	58.5	63.4%

Other Indicatores:
Capex	76.4	77.8	-1.8%		100.2	59.4	68.7%		134.4	55.7	141.3%		523.5	545.3	-4.0%
# employees	1,221	1,218	0.2%		1,172	1,248	-6.1%		872	914	-4.6%		311	242	28.5%

• Bandeirante: EBITDA increased 34.5% in the 9M2005 thanks to the performance at the gross profit level. The 14.4% rise in operating costs is due to: i) higher supplies and services costs related with software fees to upgrade commercial and technical information systems, improvement of call centre services and intensification of the programme to reduce distribution losses; and ii) a R$25.9m provision for contingencies related to asset losses, namely those arising from potential deviations, against Bandeirante, in the calculation of the 2001/02 rationing losses recovery.

• Escelsa: EBITDA nearly doubled in the nine months of 2005, reflecting a strong performance at the gross profit level. Operating costs rose 13.0% due to: i) higher maintenance costs following both a requirement from the syndicate to double the shift maintenance teams, and a need to reduce the interruption time; and ii) the intensification of the programme to reduce the distribution losses. The increase in capex is principally related to the mandatory universal connection programme – “Universalização” – to all low voltage consumers (R$42.5m in the 9M2005).

• Enersul: Gross profit was the main driver behind the 75.2% rise in EBITDA. Supplies and services rose 38.0% mainly due to: i) higher maintenance costs following network enlargement; ii) higher network inspections and meter reading costs to reduce distribution losses; and iii) higher costs for billing. The increase in capex is mainly related to the mandatory universal connection programme – “Universalização” – to all low voltage consumers (R$60.2m in the 9M2005).

• In the middle of 2005, Energias do Brasil unbundled the distribution and generation activities embedded in its distribution subsidiaries, in order to comply with the new regulatory framework for the Brazilian electricity sector. As a consequence, the power plants formerly embedded in the distribution companies (280 MW) were incorporated in the electricity generation division. Due to this change combined with strong top-line growth at Enertrade and the Lajeado 903 MW hydro power plant (27.65% controlled by EDP), EBITDA at the Generation & Trading division increased 44.2%. Presently, Energias do Brasil manages 531 MW of installed generation capacity (97% is hydroelectric), which produced 2,097 GWh in the first nine months of 2005. Energias do Brasil expects to increase its installed capacity by an additional 527 MW (100% hydroelectric) until the end of 2006 at: Peixe Angical (452 MW), São João (25 MW) and a new unit at Mascarenhas (50 MW). Construction capex at the Peixe Angical hydroelectric power plant was R$494.0m in the period and is expected to reach R$540m for all of 2005 with a further R$186m in 2006. The trading and supply activity at Enertrade increased 28.9% to 4,688 GWh in the the first nine months of 2005.

Brazil

Income Statement	R$ million			€ million
	9M2005	9M2004	Δ%	9M2005	9M2004	Δ%
Revenues	3,366.6	2,888.3	16.6%	1,072.1	795.7	34.7%
Direct Activity Costs	1,944.3	1,889.7	2.9%	619.2	520.6	18.9%
Gross Profit	1,422.3	998.6	42.4%	452.9	275.1	64.6%
Gross Profit/Revenues	42.2%	34.6%	7.7p.p.	42.2%	34.6%	7.7p.p.

Supplies and services	251.2	200.3	25.4%	80.0	55.2	45.0%
Personnel costs & Social benefits	201.7	195.9	2.9%	64.2	54.0	19.0%
Other operating costs (or revenues)	113.6	73.4	54.8%	36.2	20.2	78.9%
Operating Costs	566.5	469.6	20.6%	180.4	129.4	39.4%

EBITDA	855.8	529.0	61.8%	272.5	145.7	87.0%
EBITDA/Revenues	25.4%	18.3%	7.1p.p.	25.4%	18.3%	7.1p.p.

Depreciation	155.1	147.2	5.4%	49.4	40.5	21.8%

EBIT	700.7	381.8	83.5%	223.1	105.2	112.1%
EBIT/Revenues	20.8%	13.2%	7.6p.p.	20.8%	13.2%	7.6p.p.

Financial Results	(184.9)	(271.6)	31.9%	(58.9)	(74.8)	21.3%

Income Before Taxes	515.7	110.2	367.9%	164.2	30.4	440.8%

Income taxes	212.7	36.7	478.9%	67.7	10.1	569.2%

Minority Interests	2.0	(6.7)	—	0.6	(1.8)	—

Net Profit	301.0	80.2	275.4%	95.9	22.1	333.9%

• In the 9M2005, EBITDA at Energias do Brasil increased 61.8%, driven by higher electricity sales and higher tariffs. Distribution contributed 89% to the increase in EBITDA, while generation and trading contributed with 10%.

• Financial results improved R$86.6m in the 9M2005, mainly due to the positive effect of the appreciation of the Real against the US Dollar (+19% in 2005) on the dollar denominated debt. Net foreign exchange differences improved from R$10.9m in the 9M2004 to R$220.3m in the 9M2005, including i) a foreign exchange gain of approximately R$90m from the conversion of R$670m of Escelsa Senior Notes, held by EDP, into Energias do Brasil share capital; and ii) a R$130m gain on the remaining dollar denominated debt (approximatly USD380m in September 2005). The strong foreign exchange gains were partly offset by a R$101.2m loss related to the hedge of Bandeirante’s dollar denominated debt (US$132m).

• In July 2005, following an Initial Public Offering, the shares of Energias do Brasil were listed on Novo Mercado of the Bovespa. The IPO will allow the company to strengthen substantially its capital structure with the proceeds of R$500m and the conversion of R$670m of Escelsa Senior Notes, held by EDP, into Energias do Brasil share capital and enhance the company’s ability to take advantage of new opportunities in the Brazilian electricity sector. In September 2005, EDP concluded a private placement of 2.2% of Energias do Brasil share capital at R$18 per share, reducing EDP’s stake from 64.5% to 62.4% (note: Energias do Brasil has 165,016,221 shares). EDP already received 10% of the total amount of the transaction, while the balance is to be received in 18 monthly payments which will accrue interest at a 10% annual rate.

• Net Profit in local currency amounted to R$301.0m. In Euro terms, Energias do Brasil benefited from the appreciation of the Real, which in the 9M2005 the average BRL/Euro rate was 3.14 versus 3.63 in the 9M2004.

Telecoms

Operating Income Statement (€ m)	9M2005
	ONI Telecom	Comunitel	ONI Group
Voice	48.6	103.9	149.2
Voice Value Added Services	—	0.9	0.9
Data & Internet	46.2	19.5	61.6
Other	17.4	2.6	22.4
Telecommunication services	112.3	126.9	234.1
Equipment sales	1.5	0.8	5.0
Operating Revenues	113.7	127.7	239.1

Telecommunication services	52.6	67.1	115.9
Equipment sales	1.3	0.5	4.3
Direct Activity Costs	53.9	67.6	120.3

Gross Profit	59.8	60.1	118.8
Gross Profit/Revenues	52.6%	47.0%	49.7%

Supplies and services	36.9	34.6	68.4
Personnel costs & costs with social benefits	18.2	15.7	37.4
Other operating costs/(revenues)	(0.1)	3.5	(2.5)
Operating Costs	54.9	53.8	103.3

EBITDA	4.9	6.2	15.5
EBITDA/Revenues	4.3%	4.9%	6.5%

Depreciation and amortisation	29.7	12.7	41.2

EBIT	(24.8)	(6.5)	(25.6)
EBIT/Revenues	-21.8%	-5.1%	-10.7%

Number of Employees	9M2005	9M2004	Δ
ONI Telecom	504	557	- 53
Comunitel	427	518	- 91
Other	77	99	- 22

ONI Group	1,008	1,174	- 166

Operating Investment (€ m)	9M2005	9M2004	Δ%
ONI Telecom	10.4	8.1	29.0%
Comunitel	16.7	12.6	33.3%

ONI Group	27.1	20.6	31.6%

• Gross adds increased 56.7% year-on-year, on the back of a strategic focus on direct access clients and broadband internet (Oni Duo).

• Voice traffic increased 9.0% year-on-year, mostly due to a 24% growth in the carriers’ segment. The residential segment’s voice traffic decreased due to the erosion of indirect access clients, which was not yet compensated by the growth in voice traffic from direct access clients (which doubled versus the 9M2004).

• Operating revenues increased 3.1% year-on-year – excluding the proceeds from Voice Value Added Services, a business that was terminated due to regulatory changes in Spain – on the back of an increase in revenues from both data & Internet and other telecommunication services (e-services and infra-structure services provided to corporate clients).

• Operating investment totalled €27.1m in the 9M2005, up 31.6% year-on-year, due to the investments made at the ADSL network (namely broadband central offices) and the acquisition of equipments for corporate clients’ solutions. These items are related to an increased focus on broadband Internet services and to the increase in the number of clients.

Telecoms

Operating Income Statement (€ m)	ONI Group
	9M2005	9M2004	Δ%
Voice	149.2	147.5	1.2%
Voice Value Added Services	0.9	11.9	-92.1%
Data & Internet	61.6	56.2	9.5%
Other	22.4	21.0	6.5%
Telecommunication services	234.1	236.6	-1.0%
Equipment sales	5.0	6.3	-21.0%
Operating Revenues	239.1	242.9	-1.6%

Telecommunication services	115.9	122.6	-5.5%
Equipment sales	4.3	5.5	-21.6%
Direct Activity Costs	120.3	128.2	-6.2%

Telecommunication services	118.2	113.9	3.7%
Equipment sales	0.6	0.8	-16.6%
Gross Profit	118.8	114.7	3.6%
Gross Profit/Revenues	49.7%	47.2%	2.5p.p.

Supplies and services	68.4	69.0	-0.9%
Personnel costs & costs with social benefits	37.4	41.2	-9.3%
Other operating costs (or revenues)	(2.5)	(0.9)	—
Operating Costs	103.3	109.3	-5.5%

EBITDA	15.5	5.4	187.1%
EBITDA/Revenues	6.5%	2.2%	4.3p.p.

Depreciation and amort. (net of subsidies)	41.2	33.3	23.9%

EBIT	(25.6)	(27.8)	7.9%
EBIT/Revenues	-10.7%	-11.5%	0.7p.p.

• Proceeds from voice telecommunication services, excluding Voice Value Added Services, were up 1.2% year-on-year, affected by: (i) a decrease in residential voice services from indirect access clients at Oni Telecom, following Oni’s strategic decision to focus on direct access clients; which was more than compensated by (ii) an increase in Corporate and Carrier Voice traffic.

• Revenues from Data & Internet services were up 9.5% year-on-year, on the back of: (i) an improved offer of direct access through ULL (Unbundling of the Local Loop); and (ii) an increase in revenues from broadband Internet (+€9.0m).

• Gross Profit at the Oni Group increased 3.6% year-on-year, or 2.5 p.p., mostly due to a positive evolution of the mix of services provided by Comunitel, which compensated the high interconnection costs and a late revision of local loop rental prices, only effective in May 2005.

• Operating costs decreased 5.5% year-on-year mostly due to a €5.3m non-recurring income related to the sale of Oni Way. Excluding this impact, operating costs would have remained flat, as a result of: (i) a €6.8m increase, or 33.7%, in client acquisition and retention costs; (ii) a €1.4m increase in severance payments; and (iii) a €3.7m increase in provisions for doubtful clients, which compensated the positive impacts of (iv) a €5.2m decrease, or 12.9%, in personnel costs – excluding severance payments; and (v) €7.5m decrease, or 15.3%, in supplies and services – excluding clients acquisition and retention costs.

• The Oni Group’s gross profit improvement together with tight control of personnel costs and supplies & services, other than those related to client’s acquisition and retention, enabled the company to achieve a €15.5m EBITDA in the 9M2005, which represents an EBITDA margin of 6.5% (up 4.3 p.p. year-on-year).

• In September 2005, the Spanish competition authority approved the Oni Group Sale and Purchase Agreement signed in July 2005 for the sale of its 99.93% stake in the share capital of Comunitel. In the 9M2005, with the closing of this operation, Oni booked – under the “discontinued operations” item – a €50.3m capital gain and a €13.5m non-recurring provision to account for the sale costs and a deferred income related to the operations.

Financial Statements

Income Statement by Business Areas

9M2005 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC Energia	Brazil	ONI	EDP Consolidated
Electricity Sales	1,452.5	386.6	23.5	2,775.7	1,428.2	958.4	—	6,547.4
Other Sales	17.0	—	—	2.2	412.5	—	5.0	436.6
Services Provided	(70.5)	(1.6)	0.2	21.0	56.0	113.6	234.1	439.2
Operating Revenues	1,399.0	385.0	23.6	2,799.0	1,896.6	1,072.1	239.1	7,423.2

Electricity & Gas	148.9	412.4	—	1,937.0	1,027.7	609.7	—	3,741.5
Fuel	526.4	—	1.7	—	281.1	—	—	809.1
Materials and goods for resale	3.4	—	0.3	10.5	(0.0)	9.4	120.3	27.9
Direct Activity Costs	678.6	412.4	2.0	1,947.5	1,308.7	619.2	120.3	4,578.4

Gross Profit	720.4	(27.4)	21.6	851.5	587.9	452.9	118.8	2,844.8
Gross Profit/Revenues	51.5%	(7.1)%	91.4%	30.4%	31.0%	42.2%	49.7%	38.3%

Supplies and services	63.4	8.6	5.3	185.0	79.0	80.0	68.4	604.2
Personnel costs	63.3	2.1	0.8	141.4	82.1	60.5	36.8	423.1
Costs with social benefits	15.2	0.3	0.1	60.6	2.7	3.7	0.6	76.9
Concession fees	2.7	0.0	0.4	151.1	—	—	—	154.3
Other operating costs (or revenues)	(2.5)	0.3	0.7	(4.3)	6.2	36.2	(2.5)	204.8
Operating costs	142.2	11.3	7.3	533.9	170.0	180.4	103.3	1,463.3

EBITDA	578.2	(38.8)	14.3	317.6	417.9	272.5	15.5	1,381.5
EBITDA/Revenues	41.3%	(10.1)%	60.4%	11.3%	22.0%	25.4%	6.5%	18.6%

Depreciation and amortisation	148.7	3.3	6.6	248.4	144.3	49.4	41.2	676.6
Comp.of subsidised assets’ depreciation	(0.4)	—	(0.1)	(58.1)	(3.0)	—	—	(61.7)

EBIT	429.9	(42.0)	7.9	127.2	276.6	223.1	(25.6)	766.5
EBIT/Revenues	30.7%	(10.9)%	33.3%	4.5%	14.6%	20.8%	(10.7)%	10.3%

Financial income/(expense)	(57.0)	(3.8)	(2.9)	(19.6)	(47.6)	(60.6)	(26.6)	(229.4)
Amortisation of concession rights	—	—	—	—	(0.0)	1.7	(5.7)	(29.5)

Discontinuing Activities	—	—	—	—	—	—	36.8	49.5

Pre-tax profit	373.0	(45.8)	4.9	107.7	229.0	164.2	(21.2)	557.2

Income Taxes & Deferred Taxes	101.6	(16.3)	1.4	14.9	76.2	67.7	(4.6)	155.8
Minority interests	1.5	—	—	—	11.9	0.6	0.0	47.9

Net Profit	269.9	(29.5)	3.5	92.7	140.9	95.9	(16.6)	353.4

Income Statement by Business Areas

9M2004 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioelect.	EDP Distribuição	HC Energia 40%	Brazil	ONI	EDP Consolidated
Electricity Sales	1,031.6	235.0	15.1	2,727.6	355.3	743.2	—	4,875.0
Other Sales	15.6	—	—	1.9	141.9	(7.5)	6.3	171.9
Services Provided	38.6	1.4	—	17.3	14.9	60.1	236.6	398.5
Operating Revenues	1,085.8	236.3	15.1	2,746.8	512.1	795.7	242.9	5,445.5

Electricity & Gas	34.0	228.4	—	1,723.6	252.8	510.4	—	2,492.9
Fuel	283.1	—	1.4	—	84.9	2.2	—	371.5
Materials and goods for resale	(0.8)	(0.0)	(0.0)	10.8	2.9	8.0	128.2	41.3
Direct Activity Costs	316.3	228.4	1.4	1,734.4	340.5	520.6	128.2	2,905.8

Gross Profit	769.5	7.9	13.8	1,012.5	171.6	275.1	114.7	2,539.7
Gross Profit/Revenues	70.9%	3.3%	91.0%	36.9%	33.5%	34.6%	47.2%	46.6%

Supplies and services	52.1	6.8	1.5	160.1	25.4	55.2	69.0	456.3
Personnel costs	65.7	2.4	0.7	147.4	28.2	51.5	40.6	420.3
Costs with social benefits	17.4	0.2	0.1	261.2	0.9	2.5	0.6	272.3
Concession fees	2.7	0.0	0.3	139.1	—	—	—	142.1
Other operating costs (or revenues)	(4.1)	3.5	(0.9)	(9.2)	7.9	20.2	(0.9)	53.3
Operating costs	133.8	12.9	1.6	698.7	62.4	129.4	109.3	1,344.2

EBITDA	635.7	(5.0)	12.2	313.8	109.3	145.7	5.4	1,195.5
EBITDA/Revenues	58.5%	(2.1%)	80.4%	11.4%	21.3%	18.3%	2.2%	22.0%

Depreciation and amortisation	155.7	2.6	3.5	243.7	50.8	40.5	33.3	580.4
Comp.of subsidised assets’ depreciation	(0.0)	—	(0.1)	(55.3)	(1.0)	—	—	(57.0)

EBIT	480.1	(7.7)	8.8	125.3	59.5	105.2	(27.8)	672.0
EBIT/Revenues	44.2%	(3.2%)	58.1%	4.6%	11.6%	13.2%	(11.5%)	12.3%

Financial income/(expense)	(62.3)	(0.7)	(1.2)	(18.2)	(22.4)	(78.1)	(26.3)	(225.9)
Amortisation of concession rights	—	—	—	—	(0.0)	3.3	(5.5)	(32.0)

Discontinuing Activities	—	—	—	—	—	—	—	—

Pre-tax profit	417.9	(8.3)	7.6	107.2	37.1	30.4	(59.6)	414.1

Income Taxes & Deferred Taxes	112.9	(2.4)	2.1	52.0	13.9	10.1	20.3	125.2
Minority interests	0.6	—	—	—	5.0	(1.8)	0.0	10.8

Net Profit	304.3	(5.9)	5.6	55.2	18.2	22.1	(80.0)	278.1

Cash Flow by Business Area

9M2005 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC Energia	Brazil	ONI	EDP Consolidated
Net Profit	269.9	(29.5)	3.5	92.7	140.9	95.9	(16.6)	353.4

Depreciations	148.7	3.3	6.6	248.4	144.3	49.4	41.2	676.6
Compensation of subsidised assets depreciation	(0.4)	—	(0.1)	(58.1)	(3.0)	—	—	(61.7)
Concession Rights Amortization	—	—	—	—	0.0	(1.7)	5.7	29.5
Net Provisions	(7.8)	0.1	0.0	(14.4)	3.6	9.9	2.8	(4.2)
Interests Hydraulicity Account	—	—	—	—	—	—	—	5.6
Forex Differences	0.8	—	—	0.0	0.5	(70.1)	0.1	(63.2)
Income From Equity Method	3.3	—	—	—	(2.7)	0.0	—	(29.0)
Deferred Taxes	(4.1)	(0.2)	(0.5)	(5.4)	19.0	(8.4)	(4.6)	(77.1)
Minority Interests	1.5	—	—	—	11.9	0.6	0.0	47.9
Provision for the Spanish tariff deficit	—	—	—	—	—	—	—	150.0
Other Adjustments	6.7	(0.0)	0.1	2.6	(29.0)	55.8	(37.3)	66.4

Net Financial Interests and other financial costs	78.1	5.0	4.2	48.1	49.6	93.8	24.4	213.1

Operating Cash Flow before Working Capital	496.7	(21.4)	13.8	313.9	335.0	225.2	15.6	1,307.5

Change in Operating Working Capital	(21.5)	(12.9)	2.5	(27.1)	(108.9)	2.2	1.2	(236.5)

Operating Cash Flow	475.2	(34.2)	16.3	286.8	226.1	227.4	16.8	1,071.0

Capex	(103.9)	(0.7)	(17.0)	(204.7)	(174.5)	(312.1)	(27.1)	(845.6)

Net Operating Cash Flow	371.2	(34.9)	(0.7)	82.2	51.6	(84.8)	(10.3)	225.4

ANNEX

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	9M2005	9M2004	Δ MW
PORTUGAL	8,523	7,990	534

Conventional Regime	8,192	7,687	505

Binding Generation	7,164	7,052	113

Hydroelectric (PES)	4,095	3,903	192
Thermoelectric (PES)	3,070	3,149	-79
Coal
Sines	1,192	1,192	—
Fuel oil / Natural Gas
Tapada do Outeiro	—	47	-47
Setúbal	946	946	—
Carregado	710	710	—
Barreiro	56	56	—
Diesel
Tunes	165	197	-32

Non-Binding Generation	1,028	636	392

Small-Hydro (NBES)	244	244	—
CCGT
Ribatejo	784	392	392

Special Regime	331	302	29

Small-Hydro	66	66	—
Cogeneration	111	111	—
Wind	145	116	29
Biomass	9	9	—

SPAIN	2,880	2,652	228

Conventional Regime	2,492	2,492	—

Hydroelectric	426	426	—
Thermoelectric	1,910	1,910	—
Coal
Aboño	878	878	—
Soto de Ribera	645	645	—
CCGT
Castejón	387	387	—
Nuclear
Trillo	156	156	—

Special Regime	389	161	228

Small-Hydro	3	3	—
Cogeneration	41	23	18
Wind	266	99	167
Waste	72	33	39
Biomass	7	3	4

Electricity Generation - GWh	9M2005	9M2004	Δ GWh
PORTUGAL	18,766	18,397	369

Conventional Regime	17,936	17,597	339

Binding Generation	14,383	15,292	-909

Hydroelectric (PES)	2,991	6,738	-3,747
Thermoelectric (PES)	11,392	8,555	2,838
Coal
Sines	7,060	7,107	-47
Fuel oil / Natural Gas
Tapada do Outeiro	—	5	-5
Setúbal	3,000	1,030	1,969
Carregado	1,135	273	861
Barreiro	180	133	47
Diesel
Tunes	17	5	12

Non-Binding Generation	3,553	2,304	1,249

Small-Hydro (NBES)	90	277	-187
CCGT
Ribatejo	3,463	2,027	1,436

Special Regime	830	800	30

Small-Hydro	57	94	-37
Cogeneration	509	529	-20
Wind	227	142	85
Biomass	37	36	2

SPAIN	12,242	11,022	1,221

Conventional Regime	11,435	10,693	742

Hydroelectric	654	649	5
Thermoelectric	9,868	9,137	731
Coal
Aboño	5,014	5,088	-74
Soto de Ribera	3,223	2,632	591
CCGT
Castejón	1,631	1,417	214
Nuclear
Trillo	913	907	6

Special Regime	807	328	478

Small-Hydro	5	11	-7
Cogeneration	158	65	93
Wind	357	146	211
Waste	273	97	176
Biomass	14	10	4

IAS/IFRS: Effect on EDP 9M2004 accounts

Income Statement (€m) 9M2004	Note	PT GAAP	IAS IFRS	Δ €
Revenues	1	5,312	5,445	+133

Direct Activity Costs	2	2,933	2,906	-27

Gross Margin		2,379	2,540	+161

Supplies and Services	3	454	456	+2
Personnel Costs	4	423	420	-3
Costs with social benefits	5	50	272	+222
Other costs (or revenues)	6	-8	195	+203
Operating Costs		919	1,344	+425

EBITDA		1,460	1,195	-265

Depreciation (net of subsidies)	7	585	523	-62
Provisions	8	89	—	-89

EBIT		786	672	-114

Financial income/(expense)	9	-199	-226	-27
Goodwill&Concession rights amort	10	-70	-32	+38

Extraordinary Results	11	-62	—	+62

Pre-Tax Profit		455	414	-41

Current & Deferred Taxes	12	136	125	-11
Minority Interests	13	-31	11	+42

Net Profit		351	278	-73

DISCLAIMER:

As a result of the European Community Regulation nº 1606/2002, obliging all listed companies to prepare their consolidated financial statements in accordance with the IFRS’s, the EDP Group formally qualifies itself as “a first time adopter” and as a consequence will officially disclose and report its IFRS Consolidated Financial Statements for the first time beginning on January 1st, 2005. In accordance with IFRS 1, the entities that report and disclose for their IFRS Consolidated Financial Statements for the first time beginning on January 1st, 2005, the respective transition date for IFRS purposes will be January 1st, 2004. The purpose of this presentation is to present a summary of the more significant impacts on the EDP Group accounts during the transition from Portuguese/PT GAAP to IFRS. The forward-looking statements included in this presentation do not reflect all the possible changes due to IFRS but those identified at this stage. These forward-looking statements are based on current expectations, understandings, analysis, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether the IFRS Standards that will eventually be endorsed by the European Union correspond to those existing presently, and whether the IFRS Standards as adopted will be interpreted by IFRIC and by Regulatory Entities in a manner that impacts or affects EDP - Energias de Portugal. These Pro-forma IFRS/IAS Consolidated Financial Statements, with reference to September 30th, 2004, aim to present and disclose only for information purposes the impacts arising from the full adoption of the International Financial Reporting Standards (IFRS). For the preparation of these referred Pro-forma IFRS financial statements, the necessary adjustments were duly accounted and considered in relation to the Official Consolidated Financial Statements of the EDP Group as of September 30th, 2004 prepared in accordance with the Official Portuguese Plan of Accounts (POC/PT GAAP). The effective and official IFRS Consolidated Financial Statements for the Group EDP shall be reported and disclosed in the fiscal year beginning on January 1st, 2005.

All figures are preliminary and unaudited.

Notes on IAS/IFRS changes

1. Revenues

Under IFRS/IAS tariff adjustments do not meet the definition of an asset or liability. As such, tariff adjustments in EDP Distribuição (€128m) are not capitalised in EDP’s accounts.

2. Direct Activity Costs (Energy Purchases, Fuel and Materials)

Under IFRS/IAS regulatory assets or liabilities do not meet the definition of an asset or liability. Therefore, the constitution of these assets and liabilities is not booked in the P&L (+€48m). Under IFRS/IAS own work capitalised is reclassified to the respective item (-€74m in materials at EDP Distribuição).

3. Supplies and Services

Under IFRS/IAS, setup costs and R&D expenses are recognised as a cost in the period as incurred instead of being capitalised.

4. Personnel Costs

Annual bonuses paid to employees under IFRS are recognised as a cost for the year (+€19m for 9 months, of which €11m in EDP Distribuição and €5m in EDP Produção) instead of being booked against reserves as a distribution. Under IFRS/IAS own work capitalised is reclassified to the respective item with an impact in personnel costs (-€40m). According to IFRS/IAS there are no “Extraordinary Results” and as such, severance payments were reclassified to Personnel Costs (+ €18m, of which +€10m in EDP Distribuiç ão).

5. Costs with social benefits

The Human Resources Restructuring Programme was mostly achieved through the early retirement of personnel, resulting in a one-off cost with social benefits of €192m under IFRS/IAS booked in the 9M2004. Under IFRS/IAS actuarial losses were fully recognised against reserves at the transition date and thus, their amortisation is no longer booked in the P&L (-€28m, of which -€5m in EDP Produção and -€22m in EDP Distribuição). Provisions for medical care were reclassified from provisions to costs with social benefits (+€41m, of which +€30m in EDP Distribuição and +€8m in EDP Produção). According to IFRS/IAS there are no “Extraordinary Results”, as such, extraordinary costs relating to the flexible retirement programme (€14m: €3m at EDP Produção and €10m at EDP Distribuição) were reclassified to costs with social benefits.

6. Other costs (or revenues)

Under IFRS/IAS own work capitalised is reclassified to the respective item (+€156m). Provisions for doubtful debtors were reclassified from provisions to other costs (+€15m, of which +€3m in EDP Distribuição and +€8m in Brazil). According to IFRS/IAS there are no “Extraordinary Results” and as such, €33m of extraordinary items were reclassified to other costs (or revenues).

7. Depreciation (net of compensation for subsidised assets’ depreciation)

Under IFRS/IAS, setup costs and R&D expenses are recognised as a cost in the period as incurred instead of being capitalised, therefore its depreciation is no longer booked in the P&L (-€24m, of which -€16m at Oni). Administrative and structure costs are not capitalised under IFRS/IAS and thus, depreciation was reverted from the P&L (- €40m, of which -€23m in EDP Produç ão and -€17m in EDP Distribuição).

8. Provisions

Provisions were reclassified against the respective item, namely €41m to personnel costs (medical care) and €15m to other costs (doubtful debtors).

9. Financial Income/(Expense)

Under IFRS/IAS own work capitalised is reclassified to the respective item (+€19m in interest paid, of which +€11m in EDP Produção and +€7m in EDP Distribuição). Since regulatory assets and liabilities in Brazil are not accounted according to IFRS/IAS, income from Selic on these assets and liabilities is not booked in the P&L (-€25m). We calculated the impact on REN’s accounts of the application of IFRS/IAS adjustments, which resulted in a negative impact of—€23m in the equity consolidation of EDP Group stake in that company.

10. Goodwill & Concession rights amortisation

Discontinuation of goodwill amortisation ( €38m).

11. Extraordinary Results

Extraordinary items are reclassified as operating revenues or costs in the respective item.

12. Income & Deferred Taxes

The change in this item reflects the deferred taxes on the above mentioned IFRS/IAS adjustments (- €11m).

13. Minority Interests

The change in this item reflects the minority interests on the above mentioned IFRS/IAS adjustments and the non-recognition of negative minority interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 28, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer